Exhibit 99.2

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ASSET PURCHASE AGREEMENT

by and between

KRAFT FOODS GLOBAL, INC.

and

INTEGRATED BRANDS, INC.

Dated as of December 22, 2004

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DEFINED TERMS

Accounting Principles	6
Acquired Assets	1
Adjustment Date	44
Affiliate	47
Ancillary Agreements	9
Arbitrator	7
Assumed Liabilities	4
Benefit Arrangements	18
Business	1
Business Contracts	2
Business Day	47
Business IP	13
Business Records	2
Cause	32
CBAs	34
CERCLA	19
Cheese	31
Claims	47
Closing	8
Closing Date	8
Closing Payment	6
Code	8
Collar Amount	8
Co-Manufacturing Agreement	9
Competition	30
Competitive Product	30
Confidential Information	25
Confidentiality Agreement	25
Contracts	2
Coupons	28
Damages	38
De Minimis Claims	39
Deduction Notice	28
Desktop Software	14

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Effective Date	1
Employee Benefit Plan	17
Encumbrances	11
Environmental Laws	19
Environmental Liabilities	4
Environmental Permits	20
Equipment	2
equitable manner	44
ERISA	17
Estimated Inventory Value	6
Excluded Assets	3
Excluded Benefit Assets	3
Excluded Business Contracts	3
Excluded Liabilities	5
Excluded Real Property	3
Existing Business	1
Final Inventory Value	6
Final Statement	6
Final Straddle Date	26
Financial Statements	11
Fiscal Half	27
Fixed Trade Promotions	27
Fixed Trade Schedule	27
GAAP	6
Governmental Authority	11
Hazardous Substances	20
HSR Act	11
incurred	33
Indemnified Party	42
Indemnifying Party	42
Initial Straddle Date	26
Intellectual Property	13
Inventory	1
Knowledge	48
Legal Requirement	16
Liability	4

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License Agreements	9
Material Adverse Effect	48
Material Contracts	15
Multiemployer Plan	17
NCH	28
Offered Employees	31
Off-Invoice Trade Promotions	26
Ordinary Course of Business	48
Other Filings	24
Packaging	29
Payment Date	34
Permits	2
Permitted Encumbrances	12
Person	48
Preliminary Statement	6
Purchase Price	6
Purchase Price Adjustment	6
Purchaser	1
Purchaser Documents	20
Purchaser Indemnified Parties	38
Purchaser's Fixed Trade Sales	27
Purchaser's Letter	7
Purchaser's Savings Plan	34
Purchaser's Straddle Sales	26
RCRA	19
Real Property	12
Related Party Contracts	3
Releases	20
Remedial Action	40
Restricted Territory	30
Retained IP	29
SE Transfer	1
Seller	1
Seller Documents	11
Seller Retirement Plan	34
Seller's Fixed Trade Sales	27

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Seller's Straddle Sales	26
Statement Date	11

Statement of Assets	11
Straddle Deductions	27
Straddle Period	43
Straddle Promotions	26
Subsidiary	48
Tax Returns	17
Taxes	17
Third-Party Claims	42
Transfer Taxes	44
Transferred Employees	31
Transition Services Agreement	9
Variable (Post-Paid) Promotions	26
Variable Share	27
WARN Act	4

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SCHEDULES AND EXHIBITS

SCHEDULES
Schedule 1.1(c)	Equipment
Schedule 1.2(c)	Excluded Equipment
Schedule 1.4(c)	Certain Environmental Liabilities
Schedule 4.3	Consents
Schedule 4.4	Financial Statements
Schedule 4.6	Absence of Certain Changes or Events
Schedule 4.7	Real Property
Schedule 4.8	Intellectual Property
Schedule 4.9	Material Contracts
Schedule 4.10	Title and Condition of Acquired Assets; Shared Assets and Services
Schedule 4.11	Litigation
Schedule 4.12	Permits
Schedule 4.13(d)	Tax Audits
Schedule 4.14	Employee Benefits Plans
Schedule 4.15	Employee and Labor Matters
Schedule 4.16	Environmental Matters
Schedule 4.17	Transaction with Affiliates
Schedule 6.1	Conduct of the Business
Schedule 7.1	Offered Employees; Severance
Schedule 7.9(a)	Certain Offered Employees
Schedule 12.8(c)	Knowledge of Seller
EXHIBITS
Exhibit A	Accounting Principles
Exhibit B-I	Form of Trademark License Agreement
Exhibit B-II	Form of Design Patent License Agreement
Exhibit B-III	Form of Light N' Lively License Agreement
Exhibit C	Form of Co-Manufacturing Agreement
Exhibit D	Form of Transition Services Agreement

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Exhibit 99.2

ASSET PURCHASE AGREEMENT

        This ASSET PURCHASE AGREEMENT dated as of December 22, 2004 (the “Effective Date”) (as amended, modified or supplemented from time to time, this “Agreement”), is made by and between KRAFT FOODS GLOBAL, INC., a Delaware corporation (“Seller”), and INTEGRATED BRANDS, INC., a New Jersey corporation (“Purchaser”).

RECITALS

        WHEREAS, Seller is engaged in the manufacture, marketing and sale of yogurt products, including drinkable yogurt products, sold under the BREYERS and CREME SAVERS trademarks through its manufacturing facilities located at South Edmeston, New York and North Lawrence, New York (the “Existing Business”); and

        WHEREAS, prior to the consummation of the transactions contemplated hereby, Seller intends to transfer certain assets relating to the Existing Business, which are set forth on Schedule 1.1(c), from the South Edmeston, New York manufacturing facility to the North Lawrence, New York manufacturing facility (the “SE Transfer”); and

        WHEREAS, on the terms and subject to the conditions of this Agreement, Seller desires to sell to Purchaser, and Purchaser desires to purchase from Seller, substantially all of the assets of Seller related predominantly to the Existing Business at the North Lawrence manufacturing facility, subject to the assumption by Purchaser of certain liabilities and after giving effect to the SE Transfer (the portion of the Existing Business to be acquired being referred to as the “Business”).

        NOW, THEREFORE, in consideration of the promises and the mutual representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I
PURCHASE AND SALE OF ASSETS

Section	1.1 Acquired Assets. On the terms and subject to the conditions of this Agreement, at the Closing, Seller will sell, assign, transfer and deliver to Purchaser, and Purchaser will purchase, acquire and accept from Seller, all of Seller’s right, title and interest in and to the following tangible and intangible assets, properties, rights, contracts and Claims of Seller, which are owned, leased or licensed by Seller on the Closing Date (other than the Excluded Assets), in each case free and clear of all Encumbrances other than Permitted Encumbrances (collectively, the “Acquired Assets”):

(a)	All inventories of raw materials, work-in-process, finished goods and packaging materials (whether in Seller’s possession, held by third parties on consignment or as bailee or in transit at the time of the Closing) and other accessories related thereto, in each case which are related predominantly to the Existing Business, and all prepayments and amounts paid on deposit with respect to the same (collectively, “Inventory”);

(b)	The Real Property, together with the buildings, structures, fixtures and all other improvements thereto and all rights in respect thereof, and all appurtenances, easements and uses which benefit such Real Property;

(c)	All machinery, equipment (including office equipment), furniture, furnishings, fixtures, tools, plant, supplies, testing equipment, motor vehicles, spare parts and other tangible personal property used predominantly in the Business (collectively, the “Equipment”) which is (i) listed on Schedule 1.1(c) or (ii) located on the Real Property (except as expressly set forth on Schedule 1.2(c)).

(d)	All Intellectual Property owned by Seller which is exclusively used in the Existing Business, including the Intellectual Property listed on Schedule 4.8(b);

(e)	All contracts, agreements, commitments, purchase orders, instruments, notes, bonds, mortgages, indentures, leases, licenses and other legally binding arrangements or understandings, whether written or oral (collectively, “Contracts”) relating predominantly to the Existing Business, including those Contracts which (i) are listed on Schedule 4.8(c), 4.8(d), 4.9, or 4.15(a) or (ii) entered into in the Ordinary Course of Business and related predominantly to the Existing Business, other than the Excluded Business Contracts, the Related Party Contracts and the Excluded Benefit Assets and other than as such Contracts as are related exclusively to the South Edmeston facility (collectively, the “Business Contracts”);

(f)	All books and records, including business records, research material, tangible data, documents, personnel records with respect to Transferred Employees, invoices, customer lists and customer information, vendor lists, service provider lists, sales and promotional literature, sales and marketing data, catalogs and advertising material used for the marketing of products or services, related predominantly to the Existing Business, whether stored or maintained in hard copy, digital or electronic format or otherwise, but excluding Tax Returns and related notes, worksheets, files and documents relating thereto; provided, that copies of non-income Tax Returns of a type that the Business will continue to be required to file shall be provided to Purchaser (collectively, “Business Records”);

(g)	All permits, approvals, agreements, authorizations, licenses, orders, certificates, registrations, qualifications, rulings, waivers, variances or other form of permission, consent, exemption or authority issued, granted, given or otherwise required by Governmental Authorities (collectively, “Permits”), to the extent transferable and related predominantly to the Business;

(h)	All goodwill generated exclusively by and related exclusively to the Existing Business; and

(i)	All rights, causes of actions, Claims (other than pre-Closing Tax Claims and insurance Claims) and credits to the extent related predominantly to the Business, any Acquired Asset or any Assumed Liability, including all guarantees, warranties, indemnities and similar rights in favor of Seller in respect of any Acquired Asset or any Assumed Liability.

(j)	All recipes, product formulations, processing instructions and raw material, manufacturing, labeling and other specifications for each product of the Existing Business;

(k)	All other proprietary trade secrets or know-how, if any, owned by Seller which is necessary for the manufacture of products of the Existing Business; and

(l)	All telephone numbers, addresses (including electronic mail addresses) and domain names related exclusively to the Business.

Section	1.2 Excluded Assets. All assets, properties, rights, contracts and claims, wherever located, whether tangible or intangible, real or personal, of Seller not included in the definition of Acquired Assets (collectively, the “Excluded Assets”) will not be sold, assigned, transferred or delivered to Purchaser, including:

(a)	All cash, cash equivalents, marketable securities and similar investments, bank accounts, lockboxes and deposits of, and any rights or interests in, the cash management system of Seller and its Affiliates as of the Closing Date;

(b)	All accounts and notes receivable;

(c)	All machinery, equipment, furniture, furnishings, fixtures, tools and other tangible personal property listed on Schedule 1.2(c);

(d)	All Intellectual Property that is not used exclusively in the Existing Business, including all rights to use the “Kraft” trade name and trademark, any derivation thereof and all associated goodwill;

(e)	All rights of Seller under (i) any Contract not related predominantly to the Business and (ii) the Agreement between Teamsters Local 182 covering Kraft Foods North America Inc. South Edmeston Plant for the period through August 31, 2005 (the “Excluded Business Contracts”);

(f)	All Contracts between Seller, on the one hand, and any Affiliate of Seller, on the other hand (the “Related Party Contracts”), and all intercompany receivables owed to Seller by an Affiliate of Seller;

(g)	All assets used in connection with the centralized management functions and transition services provided by Seller;

(h)	All Employee Benefit Plans and Benefit Arrangements and any trusts, insurance arrangements or other assets held pursuant to, or set aside to fund the obligations of Seller under, any such Employee Benefit Plans and Benefit Arrangements, other than as provided in Section 7.4(f) (the “Excluded Benefit Assets”);

(i)	All insurance policies and all rights of Seller of every nature and description under or arising out of such insurance policies;

(j)	All Claims and rights to receive Tax refunds relating to the operation or ownership of the Business or the Acquired Assets for any Tax period (or portion thereof) ending on or prior to the Closing Date;

(k)	Except to the extent expressly set forth on Schedule 1.1(c) or Schedule 4.8(d), all application systems and software, including all computer software, programs and source disks, and related program documentation, tapes, manuals, forms, guides and other materials, computer hardware and other systems hardware and networking and communications assets, including servers, databases, backups and peripherals, in each case that are not predominantly used in the Existing Business, other than such assets which relate exclusively to the South Edmeston facility;

(l)	The real property located at 669 County Road 25, South Edmeston, New York (the “Excluded Real Property”) and all buildings, structures, fixtures and other improvements thereto and all rights in respect thereof, and all appurtenances, easements and uses which benefit such property;

(m)	Seller’s rights under this Agreement, the other agreements and instruments executed and delivered in connection with this Agreement, and the transactions contemplated hereby or thereby; and

(n)	Any Claims to the extent related to the Excluded Assets or Excluded Liabilities.

Section	1.3 Assumed Liabilities. On the terms and subject to the conditions of this Agreement, at the Closing, Purchaser will assume and be liable for, and will pay, perform and discharge as and when due, only the following debts, claims, liabilities, obligations, damages, fines, penalties or expenses (whether known or unknown, vested or unvested, asserted or unasserted, absolute or contingent, accrued or unaccrued, assessed or unassessed, liquidated or unliquidated, actual or potential, and due to or become due) (each, a “Liability”) of Seller relating to the Business or the Acquired Assets, as and to the extent not satisfied or extinguished as of the Closing Date (collectively, the “Assumed Liabilities”):

(a)	All unperformed and unfulfilled Liabilities under the Business Contracts, to the extent that they are required to be performed and fulfilled after the Closing Date under the terms of such Business Contracts (it being understood that Purchaser is not assuming any Liabilities arising out of any breach of such Business Contracts by Seller prior to the Closing);

(b)	All Liabilities for product liability claims relating to products of the Business that are manufactured or sold on or after the Closing Date;

(c)	All Liabilities accruing on or after the Closing Date with respect to any product warranty or product return (including mark-downs and instances where product is not physically re-transferred and where a customer is entitled to a return as a matter of law) relating to products of the Business that were manufactured, marketed or sold on or prior to the Closing Date or that constitute Inventory as of the Closing Date;

(d)	All Liabilities related predominantly to the Business arising on or after the Closing Date with respect to Transferred Employees under the Worker Adjustment and Retraining Notification Act (“WARN Act”) ( or any applicable state law equivalent);

(e)	All Liabilities arising prior to, on or after the Closing Date in connection with or in any way relating to the Business, the Acquired Assets or any activities or operations occurring or conducted at the Real Property (including offsite disposal), which arise under or are based upon any Environmental Law (including any matter disclosed on Schedule 4.16) including costs of investigation, cleanup, removal, remedial, corrective or responsive action, costs associated with posting financial assurances for the completion of any such actions, the preparation of any closure or other necessary or required plans or analyses, or other necessary reports or analyses submitted to or prepared for regulating agencies, and costs arising out of or relating to personal injury, property damage and natural resources damages (collectively, “Environmental Liabilities”), except for the Environmental Liabilities set forth on Schedule 1.4(d);

(f)	All Liabilities to be paid or assumed by Purchaser pursuant to Section 6.7;

(g)	All Liabilities to be paid or assumed by Purchaser pursuant to ARTICLE VII;

(h)	All Liabilities to be paid or assumed by Purchaser pursuant to ARTICLE X; and

(i)	All Liabilities arising from Purchaser’s conduct of the Business following the Closing Date.

Section	1.4 Excluded Liabilities. Purchaser will not assume or be liable for any Liabilities of Seller or relating to the Business or the Acquired Assets other than the Assumed Liabilities, all of which will be retained by, and will be the sole responsibility of, Seller (collectively, the “Excluded Liabilities”), including:

(a)	All Liabilities under debt instruments, loan documents, indentures, debentures, guarantees or other written obligations which involve indebtedness for borrowed money;

(b)	All Liabilities or Claims relating to any of the Business Contracts which arise out of or relate to a default by Seller in respect of such Business Contracts prior to the Closing Date;

(c)	All Liabilities arising under or with respect to contracts between Seller, on the one hand, and any Affiliate of Seller, on the other hand, and all intercompany payables owed by Seller to any Affiliate of Seller;

(d)	All Environmental Liabilities set forth on Schedule 1.4(d);

(e)	All Liabilities arising on or prior to the Closing Date under the WARN Act (or any applicable state law equivalent) or in connection with the closure of Seller’s facility located in South Edmeston, New York;

(f)	All Liabilities relating the employment of any Person who is not a Transferred Employee and all Liabilities relating to the employment of any Transferred Employee on or prior to the Closing Date, including all claims of Transferred Employees and their covered dependents for (i) expenses associated with any circumstances occurring on or prior to the Closing Date which are payable under any Seller Benefit Plans, (ii) payment of any obligations to non-union Transferred Employees for accrued vacation time for the period through December 31, 2004, and (iii) severance benefits;

(g)	All accounts and notes payable;

(h)	All Liabilities to be paid by Seller pursuant to Section 6.7;

(i)	All Liabilities to be paid by Seller pursuant to ARTICLE VII;

(j)	All Liabilities to be paid or assumed by Seller pursuant to ARTICLE X and, subject to ARTICLE X, all Liabilities for Taxes for all tax periods ending on or prior to the Closing Date, including the portion of any Straddle Period deemed to end on the Closing Date;

(k)	All Liabilities to the extent related to or arising out of the Excluded Assets, including all Liabilities arising out of or relating to the closure of the South Edmeston facility; and

(l)	All Liabilities for legal, accounting, audit and investment banking fees, brokerage commissions and any other like expense incurred by Seller in connection with the negotiation and preparation of this Agreement and the transactions contemplated hereby.

        Seller will continue to be liable for, and will pay, perform and discharge as and when due the Excluded Liabilities.

ARTICLE II
PURCHASE PRICE

Section	2.1 Amount of Purchase Price. The aggregate consideration to be paid by Purchaser to Seller in consideration of the Acquired Assets (the “Purchase Price”) will consist of:

(a)	$59,000,000 (the “Closing Payment”), subject to the adjustments set forth in Section 2.3, to be paid in the manner and at the time set forth in Section 2.2; and

(b)	the assumption by Purchaser of the Assumed Liabilities on and as of the Closing Date.

Section	2.2 Payment of Closing Payment. At the Closing, Purchaser will pay to Seller, by wire transfer of immediately available funds to the account designated by Seller on or before the second Business Day prior to the Closing Date, an amount equal to the Closing Payment.

Section	2.3 Adjustment of Purchase Price..

(a)	Purchase Price Adjustment. Subject to the provisions of clauses (a) through (f) of this Section 2.3, the Purchase Price will be adjusted dollar for dollar following the Closing Date to the extent that the value of the Inventory as of the close of business on the day immediately preceding the Closing Date (the “Final Inventory Value”) is more or less than the good faith estimate of the Final Inventory set forth on a certificate delivered by an officer of Seller to Purchaser no later than five days prior to the Closing Date (the “Estimated Inventory Value”) (such adjustment is referred to herein as the “Purchase Price Adjustment”).

(b)	Preliminary Statement.

(i)	As promptly as practicable, but in no event later than 30 days, following the Closing Date, Seller will prepare and deliver, or cause to be prepared and delivered, to Purchaser a preliminary statement (the “Preliminary Statement”) setting forth in reasonable detail Seller’s calculation of the Final Inventory Value. The Preliminary Statement will be (A) based on the results of a physical inventory of the Business to be taken as promptly as reasonably practicable following the close of business on the day immediately preceding the Closing Date in accordance with United States generally accepted accounting principles (“GAAP”), except as expressly set forth in Exhibit A (GAAP as expressly modified by the principles set forth in Exhibit A, is referred to in this Agreement as the “Accounting Principles”)). The physical inventory will be taken by Seller or its representatives and may be observed by Purchaser and its representatives and will include the valuation determinations (calculated, to the extent applicable, in accordance with the Accounting Principles) in respect of the Inventory. Each party will bear its own expenses with respect to the physical inventory.

(ii)	The Preliminary Statement as finally modified pursuant to clauses (c) through (e) of this Section 2.3 to become the final statement of Final Inventory Value is referred to herein as the “Final Statement.” All disputes with respect to the Preliminary Statement and the Final Statement will be resolved in accordance with clauses (c) through (e) of this Section 2.3.

(iii)	From the Closing to the finalization of the Final Statement, Purchaser will cooperate and assist, in good faith, Seller and its independent accountants in the preparation of the Preliminary Statement and will provide Seller and Seller’s independent accountants access at all reasonable times to the Transferred Employees and Business Records for such purpose.

(c)	Purchaser’s Review of the Preliminary Statement.

(i)	Purchaser will have 30 days following Seller’s delivery of the Preliminary Statement to Purchaser to review and respond to the Preliminary Statement, during which period Seller will grant Purchaser and Purchaser’s independent accountants reasonable access to the work papers prepared by Seller’s independent accountants (subject to compliance with Seller’s independent accountants’ customary procedures for release) with respect to the Preliminary Statement.

(ii)	Unless Purchaser has delivered to Seller a written letter of its disagreement with the Preliminary Statement (the “Purchaser’s Letter”) on or prior to 5:00 p.m. (Central Time) on the 30th day following Seller’s delivery of the Preliminary Statement to Purchaser, the Preliminary Statement will become the Final Statement. Purchaser’s Letter will (A) set forth in reasonable detail any proposed adjustment to the Preliminary Statement and the basis for such adjustment (including a specific dollar amount and accompanied by a reasonably detailed explanation) and (B) only include disagreements based on mathematical errors (A) or based on the Preliminary Statement not being calculated in accordance with Section 2.3(b). If Purchaser’s Letter is delivered in a timely manner, then any amount set forth in the Preliminary Statement as to which Purchaser has not objected and properly proposed an adjustment in Purchaser’s Letter will be deemed to be accepted and will become part of the Final Statement, and (B) the Preliminary Statement will become the Final Statement on the earlier of (1) the date that Seller and Purchaser resolve in writing all remaining disputed matters properly specified in Purchaser’s Letter or (2) the date that the Arbitrator delivers to Seller and Purchaser a copy of the Final Statement and the Purchase Price Adjustment pursuant to Section 2.3(e).

(d)	Meeting to Resolve Proposed Adjustments. As soon as reasonably practicable, but in no event no later than 10 days after Purchaser’s delivery of Purchaser’s Letter, Purchaser and Seller will meet and endeavor to resolve the unaccepted adjustments described in Purchaser’s Letter. If Purchaser and Seller reach agreement in writing on such adjustments, the Final Statement will be the Preliminary Statement modified to reflect the adjustments proposed by Purchaser pursuant to Section 2.3(c)(ii)(A) and accepted by Seller, and those otherwise agreed to in writing by the parties pursuant to this Section 2.3(d).

(e)	Resolution by Arbitration. If Purchaser and Seller are unable to resolve any unaccepted adjustments described in Purchaser’s Letter within the 10-day period following Seller’s receipt of Purchaser’s Letter, any remaining disputed adjustments that were properly included in Purchaser’s Letter will be settled by the Chicago, Illinois offices of Ernst & Young LLP (or, if such firm declines to act or is, at the time of submission thereto, a principal independent auditor of Purchaser or Seller (or any of their respective Affiliates), another independent accounting firm of national reputation acceptable to Purchaser and Seller, or if the parties cannot so agree, an independent accountant of substantial experience in mergers and acquisitions selected pursuant to the rules of the Center for Public Resources) (such firm or Person being the “Arbitrator”) in accordance with this Section 2.3(e). In connection with the resolution of any such dispute, the Arbitrator will have access to all documents, records, work papers, facilities and personnel necessary to perform its function as arbitrator. The Arbitrator’s function will be to review only those items which are in dispute and to resolve the dispute with respect to such items in accordance with the Accounting Principles and this Section 2.3. In resolving any disputed item, the Arbitrator may not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party. The Arbitrator’s award with respect to any such dispute will be in writing and will be final and binding upon the parties, and judgment may be entered on the award by any court of competent jurisdiction. The fees and expenses of the Arbitrator will be borne by Seller and Purchaser in inverse proportion as they may prevail on matters resolved by the Arbitrator, which proportionate allocations will also be determined by the Arbitrator at the time the determination of the Arbitrator is rendered on the Final Statement and the Purchase Price Adjustment. Upon the resolution of such dispute, (i) the Arbitrator will revise the Preliminary Statement to reflect such resolution, (ii) any adjustment to the Purchase Price and additional payments resulting from such adjustment will be made in accordance with Section 2.3(f), and (iii) concurrent with the resolution of such dispute and the making of the required payments, if any, Purchaser and Seller will execute a mutual release, in form and substance satisfactory to each of them, relating only to the resolution of such dispute.

(f)	Payment of Purchase Price Adjustment. If the Final Inventory Value is (A) less than the Estimated Inventory Value, Seller will pay Purchaser an amount equal to such deficit, or (B) greater than the Estimated Inventory Value, Purchaser will pay Seller an amount equal to such excess. The Purchase Price Adjustment will be paid within five Business Days following the date on which the Preliminary Statement becomes the Final Statement (as determined in accordance with this Section 2.3), together with interest thereon at a rate equal to five percent per annum (calculated on the basis of the actual number of days elapsed from the Closing Date to the date of payment, over 365). The Purchase Price Adjustment will be paid in immediately available funds by wire transfer pursuant to instructions provided in writing by the recipient of the funds.

(g)	No Purchase Price Adjustment. Notwithstanding the foregoing provisions of this Section 2.3, no Purchase Price Adjustment will be made pursuant to this Section 2.3 unless the Purchase Price Adjustment exceeds $100,000 (the “Collar Amount”), and if the Purchase Price Adjustment exceeds the Collar Amount, then the full amount of the Purchase Price Adjustment will be made.

Section	2.4 Allocation of Purchase Price. Within 30 days following the Closing, Purchaser and Seller shall cooperate in good faith to prepare a schedule that allocates the Closing Payment among, and paid in respect of, the Acquired Assets, and the Purchase Price Adjustment will be allocated to Inventory. No later than 60 days prior to the filing date of Seller’s Tax Return reporting the sale of the Business, Seller shall provide a copy of its completed IRS Form 8594 to Purchaser. Except as otherwise required by law or pursuant to a “determination” under Section 1313(a) of the Internal Revenue Code of 1986, as amended (the “Code”), upon agreement to the allocation schedule, Purchaser and Seller agree to act, and will cause their Affiliates to act, in accordance with such allocations for all Tax purposes, and neither Purchaser nor Seller will take any position inconsistent therewith in any Tax Returns or similar filings, any refund claim, any litigation, or otherwise.

ARTICLE III
CLOSING

Section	3.1 Closing Date. The closing of the transactions contemplated by this Agreement (the “Closing”) will take place at 10:00 a.m., Central Time, at the offices of Schiff Hardin LLP, 6600 Sears Tower, Chicago, Illinois, as promptly as practicable following, but in no event later than the fifth Business Day after, the satisfaction or waiver of the conditions set forth in ARTICLE VIII of this Agreement; provided, that, at Seller’s election, the Closing may be deferred until the Business Day immediately following the last day of the then-current accounting period of Seller. The date on which the Closing occurs is referred to herein as the “Closing Date”.

Section	3.2 Closing Deliveries.

(a)	By Seller. At the Closing, Seller will deliver to Purchaser the following, in form and substance reasonably satisfactory to Purchaser and its counsel:

(i)	Bills of sale, special warranty deeds (or such equivalent form of deed as may be customary in New York), real property transfer tax declarations, assignment and assumption agreements (including with respect to the partial assignment of the License Agreement dated October 25, 1993, between Unilever N.V. and Kraft General Foods, Inc., as amended to date, and the Settlement Agreement by and between Seller (as successor to Kraft Foods, Inc.) and Old Home Foods, Inc., dated January 23, 1996) and other instruments of assignment and transfer which will be sufficient to vest good and marketable title to the Acquired Assets in the name of the Purchaser, free and clear of any Encumbrances (except for Permitted Encumbrances), duly executed by Seller;

(ii)	A trademark license agreement, substantially in the form attached as Exhibit B-I, a design patent license agreement, substantially in the form attached as Exhibit B-II and a trademark license agreement, substantially in the form attached as Exhibit B-III (together, the “License Agreements”), duly executed by Kraft Foods Holdings, Inc., a Delaware corporation and a wholly owned Subsidiary of Seller;

(iii)	A co-manufacturing agreement, substantially in the form attached as Exhibit C (the “Co-Manufacturing Agreement”), duly executed by Seller;

(iv)	A transition services agreement, substantially in the form attached as Exhibit D (the “Transition Services Agreement”, and together with the License Agreements and the Co-Manufacturing Agreement, the “Ancillary Agreements”), duly executed by Seller;

(v)	A certificate executed by an officer of Seller, dated as of the Closing Date, certifying that the conditions to Closing specified in clauses (a) and (b) of Section 8.1 have been satisfied;

(vi)	All consents, permits, ratifications, authorizations or approvals of any Governmental Authority necessary for Seller to transfer any of the Acquired Assets to Purchaser or required to consummate the transactions contemplated hereby, all of which will be in full force and effect as of the Closing;

(vii)	A certificate executed by the corporate secretary or an assistant secretary of Seller certifying as of the Closing Date (A) a true and complete copy of the certificate of incorporation of Seller, (B) a true and complete copy of the bylaws of Seller and (C) a true and complete copy of the resolutions of the board of directors of Seller authorizing the execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated hereby, and that such resolutions remain in full force and effect;

(viii)	A certificate of the appropriate Governmental Authority certifying the good standing of Seller in Delaware, its state of incorporation;

(ix)	A certificate of an officer of Seller, sworn to under penalty of perjury, setting forth Seller’s name, address and United States federal tax identification number, stating that Seller is not a “foreign person” within the meaning of Section 1445 of the Code, and otherwise executed in accordance with Treasury Regulations Section 1.1445-2(b)(2);

(x)	An ALTA/ACSM as-built survey of the Real Property, prepared at Seller’s sole cost and expense and certified to Purchaser, Purchaser’s title company and any lender to Purchaser, prepared in accordance with the 1999 Minimum Standard Detail Requirements and containing such items and addressing such issues as are customary and reasonably required by purchasers of similar properties and their lenders; provided, that the southern boundary shown on the survey will have been measured by a GPS device in lieu of a device conforming to ALTA standards; and ALTA statements (or the jurisdictional equivalent thereof) that will allow Purchaser’s title company to provide extended coverage in Purchaser’s title insurance policy;

(xi)	To the extent in Seller’s possession or control (or otherwise commercially reasonably available), valid and subsisting Certificates of Occupancy in respect of the Real Property;

(xii)	Written consents of the Persons listed on Schedule 3.2(a)(xiii);

(xiii)	Such other documents and instruments as will be reasonably necessary to effect the intent of this Agreement and consummate the transactions contemplated hereby.

(b)	By Purchaser. At the Closing, Purchaser will deliver to Seller the following, in form and substance reasonably satisfactory to Seller and its counsel:

(i)	The Closing Payment, as provided in Section 2.2;

(ii)	Instruments evidencing the assumption by Purchaser of the Assumed Liabilities, duly executed by Purchaser;

(iii)	Each Ancillary Agreement, duly executed by Purchaser;

(iv)	A certificate executed by an officer of Purchaser to the effect that the conditions specified in clauses (a) and (b) of Section 8.2 have been satisfied;

(v)	A certificate executed by the corporate secretary or an assistant secretary of Purchaser certifying as of the Closing Date (A) a true and complete copy of the certificate of incorporation of Purchaser, (B) a true and complete copy of the bylaws of Purchaser and (C) a true and complete copy of the resolutions of the board of directors of Purchaser authorizing the execution, delivery and performance by Purchaser of this Agreement and the consummation of the transactions contemplated hereby and that such resolutions remain in full force and effect;

(vi)	A certificate of the appropriate Governmental Authority certifying the good standing of Purchaser in its state of organization; and

(vii)	Such other documents and instruments as will be reasonably necessary to effect the intent of this Agreement and consummate the transactions contemplated hereby.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SELLER

                                       Seller hereby represents and warrants to Purchaser as set forth below:

Section	4.1 Organization, Existence and Good Standing. Seller is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation, and has all corporate power and authority to own, lease, use and operate its properties and to carry on the Existing Business as currently being conducted. Seller is duly qualified or licensed as a foreign corporation and is in good standing in each jurisdiction in which its right, title or interest in or to any Acquired Assets or the conduct of the Existing Business by it makes such qualification necessary, except where the failure to be so duly qualified or licensed would not have a Material Adverse Effect.

Section	4.2 Authorization, Validity and Execution. Seller has all necessary corporate power and authority (a) to execute and deliver this Agreement and the other agreements, documents and instruments to be executed by Seller in connection with the transactions contemplated hereby (such other agreements, documents and instruments, the “Seller Documents”), (b) to perform its obligations hereunder and thereunder and (c) to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each of the Seller Documents will be on or prior to the Closing Date, duly executed and delivered by Seller and, assuming the due execution of this Agreement by Purchaser, is a legal, valid and binding obligation of Seller, enforceable against it in accordance with its terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium, receivership and similar laws affecting the enforcement of creditors’ rights generally and to general equitable principles.

Section	4.3 Consents and Approvals; No Violations. Except (x) for compliance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules promulgated thereunder, (y) for filings that may be required under the Securities Exchange Act of 1934, as amended, and (z) as set forth on Schedule 4.3, the execution by Seller of this Agreement and the Ancillary Agreements, and the consummation by Seller of the transactions contemplated hereby and thereby (a) will not violate the provisions of the certificate of incorporation or bylaws of Seller; (b) will not violate any statute, rule, regulation, order or decree of any foreign, federal, state or local governmental or regulatory body, agency or authority (“Governmental Authority”) by which Seller is bound or to which any of the Acquired Assets is subject; (c) will not require any consent or approval of, or the giving of any notice to, or filing with, any Governmental Authority on or prior to the Closing Date, the absence of which would have a Material Adverse Effect; and (d) will not result in a material violation of, conflict with, constitute a material default (or give rise to any right of termination, cancellation, payment or acceleration) under, or result in the creation of any lien, encumbrance, restriction, security interest or claim of any kind and character (“Encumbrances”) upon any of the Acquired Assets under, any of the terms, conditions or provisions of any Material Contract to which Seller is a party or by which any of the Acquired Assets may be bound.

Section	4.4 Financial Statements.

(a)	Schedule 4.4(a) sets forth the unaudited statement of assets of the Existing Business as of September 25, 2004 (the “Statement Date,” and such statement of assets, the “Statement of Assets”), and the unaudited statements of incremental EBIT of the Existing Business for the year ended December 27, 2003 and for the eleven-month period ended November 20, 2004 (together with the Statement of Assets, the “Financial Statements”). The Existing Business is not an identified reporting unit of Seller. As a result, the Financial Statements are not prepared as part of Seller’s normal reporting process. The Financial Statements have been compiled by management from source documentation subject to the controls and procedures of Seller’s accounting systems. This source documentation is prepared in accordance with the internal accounting policies used by Seller for external reporting purposes, which are consistent with GAAP, subject to normal year-end adjustments in the case of the unaudited Statement of Assets and the unaudited statement of incremental EBIT for the eleven-month period ended November 20, 2004 and subject to the omission of footnotes.

(b)	Except as set forth on Schedule 4.4(b), the Financial Statements present fairly, in all material respects, the financial position and results of operations of the Existing Business, subject to normal year-end adjustments in the case of the Statement of Assets and the unaudited statement of incremental EBIT for the eleven-month period ended November 20, 2004 and subject to the omission of footnotes.

Section	4.5 Inventory. The Inventory was acquired or manufactured in the Ordinary Course of Business and is recorded in the Financial Statements in accordance with GAAP at the lower of cost or market, cost being determined on the basis of last-in, first-out (LIFO), and does not include any slow-moving, obsolete, spoiled or unusable inventory, the value of which has not been fully written down. Following the Closing, Purchaser will own the Inventory free and clear of all Encumbrances. At the Closing, the Inventory will include an amount of raw materials, work-in-progress, finished good and packaging material reasonably necessary for the conduct of the Business in the Ordinary Course of Business.

Section	4.6 Absence of Certain Changes or Events. Except in connection with the transactions contemplated hereby (including the SE Transfer and the closing of the South Edmeston facility) or as set forth on Schedule 4.6, since the Statement Date (a) Seller has conducted the Existing Business in the Ordinary Course of Business, (b) Seller has not taken, committed to take or permitted to occur any of the events specified in Section 6.1 and (c) the Existing Business has not incurred or sustained any event or occurrence which has caused, or would reasonably be expected to result in, a Material Adverse Effect.

Section	4.7 Real Property. Schedule 4.7 sets forth a list and legal description of all real property owned by Seller and used predominantly in the Existing Business other than the Excluded Real Property (“Real Property”). Seller does not lease any Real Property that is used predominantly in the Existing Business. Except as set forth on Schedule 4.7:

(a)	Seller has good, marketable and insurable fee simple title to the Real Property, free and clear of all Encumbrances other than the following, but only (x) with respect to item (i) below, as and to the extent set forth on Schedule 4.7, and (y) to the extent that the following do not individually or in the aggregate materially impair the marketability, use or operation of the Real Property as currently conducted by Seller: (i) (A) Encumbrances for Taxes, assessments or governmental charges or levies on property not yet delinquent or the validity of which are being contested in good faith by appropriate proceedings, (B) mechanics’, carriers’, workmen’s, repairmen’s and other like Encumbrances arising or incurred in the Ordinary Course of Business and (C) Encumbrances arising under equipment leases with third parties entered into in the Ordinary Course of Business; (ii) leases, subleases and similar Contracts specifically listed in Schedule 4.7; (iii) Encumbrances consisting of zoning or planning restrictions, Permits and other restrictions or limitations on the use of real property or irregularities in title thereto which do not materially impair the marketability, use and operation of such Real Property in the operation of the Business as currently conducted; (iv) covenants, conditions and restrictions of record; (v) private and public easements and roads or highways, if any; and (vi) any conditions that may be shown by a current, accurate survey or physical inspection of any Real Property made prior to Closing (collectively, “Permitted Encumbrances”);

(b)	There are no condemnation or eminent domain proceedings pending or, to the Knowledge of Seller, threatened with respect to the Real Property;

(c)	There are no leases or subleases or other occupancy agreements of any kind granting to any Person the right of use or occupancy of any portion of the parcels of the Real Property; and

(d)	There are no outstanding options or other contractual rights to purchase, lease or use, or rights of first refusal to purchase the Real Property or any portions thereof or interests therein or contracts relating to the right to receive any portion of the income or profits from the sale, operation or development thereof, except in each case as set forth on Schedule 4.7.

(e)	There are no pending, or to the Knowledge of the Seller, threatened, proceedings to change or redefine the zoning classification of all or any portion of the Real Property or, to the Knowledge of the Seller, any proposed changes that would be reasonably expected to affect materially ingress or egress from the Real Property.

(f)	The material buildings and other improvements on the Real Property are in good operating condition and repair (subject to ordinary wear and tear and routine maintenance in the Ordinary Course of Business).

(g)	The Real Property has adequate utility service.

(h)	Seller has not received any notice, and has no Knowledge, that it is in default under any of the covenants, easements or restrictions affecting or encumbering the Real Property or any constituent or portion thereof.

(i)	There has been no damage to any portion of the Real Property caused by fire or casualty that has not been fully repaired.

Section	4.8 Intellectual Property.

(a)	“Intellectual Property” means any (i) utility and design patents and patent applications, (ii) trademarks, service marks, trade names, brand names, trade dress, packaging design, slogans, logos, internet domain names and associated goodwill, (iii) inventions, discoveries, ideas, processes, formulae, designs, models, industrial designs, know-how, proprietary information, trade secrets, and confidential information, whether or not patented or patentable, (iv) copyrights, writings and other copyrightable works and works in progress, databases and software, (v) all other intellectual property rights and foreign equivalent or counterpart rights and forms of protection of a similar or analogous nature or having similar effect in any jurisdiction throughout the world, (vi) all registrations and applications for registration of any of the foregoing and (vii) any renewals, extensions, continuations, divisionals, reexaminations or reissues or equivalent or counterpart of any of the foregoing in any jurisdiction throughout the world. The term “Business IP” means any Intellectual Property that is included in the Acquired Assets and any licenses or other agreements to use Intellectual Property that are included in the Acquired Assets.

(b)	Schedule 4.8(b) sets forth a complete and accurate list of the following Business IP: (i) utility patents and applications therefor; (ii) design patents and applications therefor; (iii) utility models and applications therefor; (iv) registered trademarks, registered trade names and registered service marks, and applications therefor; (v) registered copyrights and applications therefor; and (vi) domain names and domain name registrations. The Business IP set forth on Schedule 4.8(b) is exclusively owned by Seller free and clear of all Encumbrances, other than Permitted Encumbrances, and except for fees and costs required to prosecute and maintain the Business IP set forth on Schedule 4.8(b) in effect, Seller is not obligated to make any payments of any kind in respect thereof.

(c)	Schedule 4.8(c) sets forth a list of all licenses or other agreements which grant the Seller rights in Intellectual Property owned by a third party (other computer software licenses, which are the subject of Section 4.8(d) Seller has made available to Purchaser true and complete copies of all Contracts for the Business IP licenses and agreements listed on Schedule 4.8(c). Except as set forth on Schedule 4.8(c), Seller has performed all material obligations required to be performed by it under the Contracts listed thereon, and, to the Knowledge of Seller, no other party to any such Contract is in default thereunder. Except as set forth on Schedule 4.8(c), each such Contract listed thereon is assignable by Seller in connection with the transactions contemplated by this Agreement without any notice to, filing with or consent from the other party thereto.

(d)	Schedule 4.8(d) sets forth a list of all material computer software included in the Business IP, other than (i) Desktop Software and (ii) computer software and firmware in or used to control or operate any of the machinery or equipment of the Business. Seller has made available to Purchaser true and complete copies of all Contracts for the software listed on Schedule 4.8(d). “Desktop Software” means any third-party computer software that is licensed for use on desktop or laptop “PC-class” computers or related local area network servers other than by a written agreement executed by the licensee, and includes software licensed by shrink wrap or click wrap licenses, the Microsoft Windows class of operating system software, and Microsoft Office or similar office productivity software (including individual programs contained therein).

(e)	There is no written, or to the Knowledge of Seller oral, claim by any third party against Seller contesting the validity, enforceability or ownership of any of the Business IP, and, to the Knowledge of Seller, no such claims are threatened. Seller has not received in the one-year period prior to the Effective Date any written notice that any of the Business IP infringes on or otherwise violates any third party Intellectual Property rights. To the Knowledge of Seller, neither the operation of the Business as currently conducted nor any activity by the Seller relating to any Business IP infringes, misappropriates or otherwise violates or conflicts with the Intellectual Property rights of any third party.

(f)	All Business IP owned by Seller that has been issued by, or registered or the subject of a pending application filed with, as applicable, the U.S. Patent and Trademark Office or the U.S. Copyright Office has been duly maintained (including the payment of maintenance fees), are not expired, cancelled or abandoned.

(g)	To the Knowledge of Seller, there is no current or former employee or consultant of Seller that owns any rights in or to any of the Business IP.

(h)	To the Knowledge of Seller, there is no violation or infringement by a third party of any of the Business IP.

(i)	Seller has taken reasonable security measures to protect the confidentiality of all proprietary information, trade secrets and confidential information included in the Acquired Assets.

Section	4.9 Material Contracts.

(a)	Schedule 4.9 sets forth a list, as of the Effective Date, of the following Business Contracts (other than the Business Contracts set forth on Schedules 4.8(c), 4.8(d), and 4.15(a), and other than Contracts that individually have a future liability not in excess of $75,000 or are fully performable or otherwise cancelable by Seller upon notice of not more than 90 calendar days without cost), copies of which have been made available to Purchaser:

(i)	Contracts for the purchase or sale of assets, products or services, other than purchase orders entered into the Ordinary Course of Business;

(ii)	Sole source supply Contracts for the purchase of Inventory that is otherwise not generally available and that is used predominantly in the manufacture of a product of the Existing Business;

(iii)	Contracts pursuant to which Seller grants to any Person the right to market, distribute or resell any product of the Existing Business, or to represent Seller with respect to any such product, or act as agent for Seller in connection with the marketing, distribution or sale of any product of the Existing Business;

(iv)	Contracts for the lease of Equipment;

(v)	Contracts containing a covenant that restricts Seller from engaging in any line of business or competing with any Person;

(vi)	Employment, consulting or independent contractor Contracts, other than unwritten at-will employment Contracts;

(vii)	Each sales commission agreement and similar Contracts providing for payments to any Person based on sales, purchases, or profits, other than direct payments for goods;

(viii)	Each joint venture, partnership or other Contract involving a sharing of profits, losses, costs or liabilities of the Existing Business with any other Person (but not of any other part of Seller’s business);

(ix)	Currency exchange, interest rate, commodity exchange or similar Contracts;

(x)	Contracts for capital expenditures, other than (A) capital expenditures reflected in the capital expenditures budget of the Existing Business previously made available to Purchaser or (B) which involves or is reasonably likely to involve consideration of not more than $75,000 individually or $200,000 in the aggregate; and

(xi)	Contracts with any director, officer or employee of Seller (in each case, other than (A) employment agreements covered in clause (iii) (vi) above), (B) payments of compensation for employment to employees in the Ordinary Course of Business and (C) participation in Employee Benefit Plans by employees.

(b)	Each Contract required to be set forth on Schedule 4.9 and the other schedules referred to in Section 4.9(a) (the “Material Contracts”) is a legal, valid and binding obligation of Seller and, to the Knowledge of Seller, each other party thereto, enforceable in accordance with its terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium, receivership and similar laws affecting the enforcement of creditors’ rights generally and to general equitable principles. Seller has performed in all material respects all of the obligations required to be performed by it to date and is not in default under the Material Contracts, and, to the Knowledge of Seller, no other party to any such Material Contract is in default thereunder.

Section	4.10 Title and Condition of Acquired Assets; Shared Assets and Services.

(a)	Seller has good and valid title, or a valid leasehold interest in, all of the Acquired Assets, free and clear of Encumbrances other than Permitted Encumbrances. Except as set forth on Schedule 4.10(a), the Acquired Assets are in good operating condition and repair (except for ordinary wear and tear) and are suitable for the uses to which they are being put. This Section 4.10(a) does not relate to Real Property, which is the subject solely of Section 4.7, or Intellectual Property, which is the subject solely of Section 4.8.

(b)	Schedule 4.10(b) identifies any material asset, right, privilege, Contract or Permit owned by Seller (or an Affiliate of Seller), or to which Seller (or an Affiliate of Seller) is a party, which is used for any material purpose in the Existing Business and which is not an Acquired Asset, other than (i) the Excluded Real Property and all buildings, structures, fixtures and other improvements thereto and all rights in respect thereof, and all appurtenances, easements and uses which benefit such property, and all assets located at the Excluded Real Property other than any Equipment listed on Schedule 1.1(c) or any Inventory located at the Excluded Real Property as of the Closing Date, (ii) the tangible personal property listed on Schedule 1.2(c) and related know-how; (iii) the assets, rights and privileges, Contracts and Permits owned, leased or licensed and used by Seller or its Affiliates in providing services that are listed in Schedule 4.10(c) or provided pursuant to the Transition Services Agreement; (iv) the transactions that are the subject of the Co-Manufacturing Agreement; (v) the intellectual property assets that are the subject of the License Agreements; (vi) the working capital assets and other financial assets and insurance policies and arrangements provided by Seller.

(c)	Schedule 4.10(c) lists the categories of services material to the Business that Seller provides in connection with the operation of the Existing Business as presently conducted, other than (i) the services described in the Transition Services Agreement and (ii) the transactions that are the subject of the Co-Manufacturing Agreement.

Section	4.11 Litigation. Except as set forth on Schedule 4.11, there is no material action, suit or proceeding at law or in equity pending, or to the Knowledge of Seller, threatened, or to the Knowledge of Seller, any investigation by a Governmental Authority (i) against the Existing Business or the Acquired Assets or (ii) which, if decided adversely to Seller, would prohibit the transactions contemplated by this Agreement or materially impair the Business or the Acquired Assets. Except as set forth on Schedule 4.11, (a) neither Seller nor the Existing Business has been permanently or temporarily enjoined or barred by order, judgment or decree of or agreement with any Governmental Authority from engaging in or continuing any conduct or practice in connection with Seller’s conduct of the Existing Business, and (b) there is no outstanding order, judgment, ruling, injunction or decree requiring Seller or the Existing Business to take, or refrain from taking, action with respect to the Existing Business or the Acquired Assets, in each case which will be applicable to the Business or the Acquired Assets.

Section	4.12 Compliance with Laws; Permits. Seller conducts the Existing Business in compliance in all material respects with all applicable laws, rules, regulations, orders or decrees promulgated by any Governmental Authority applicable to the conduct of the Existing Business or the ownership or use of the Acquired Assets (each, a “Legal Requirement”), except as may relate exclusively to the South Edmeston facility. Seller has not received in the two-year period prior to the Effective Date any written notice from any Governmental Authority regarding (a) any actual alleged or potential violation of, or failure to comply with any Legal Requirement, or (b) any actual, alleged or potential obligation of Seller to undertake, or to bear all or any portion of the costs of, any remedial action of any nature. Schedule 4.12 sets forth a list all material Permits included in the Acquired Assets or held by Seller and necessary for the conduct of the Business; provided, that Seller may supplement such list of Permits on or prior to December 31, 2004. All such Permits are in full force and effect in all material respects and Seller has not received in the two-year period prior to the Effective Date any written notice of any suspension, modification, revocation, cancellation or non-renewal, in whole or in part, of any such Permit. This Section 4.12 does not relate to Taxes, which are the subject solely of Section 4.13, Employee Benefit Plans, which are the subject solely of Section 4.14, employee and labor matters, which are the subject solely of Section 4.15, or environmental matters, which are the subject solely of Section 4.16.

Section	4.13 Taxes.

(a)	All material returns, statements, forms and reports (“Tax Returns”) for Taxes that were required to be filed prior to the Effective Date by, or with respect to, the Business and the Acquired Assets, have been filed, and all such Tax Returns are true, correct and complete in all material respects. “Taxes” means (i) all federal, state, local and foreign taxes, charges, fees, levies, duties, imposts, contributions or similar assessments imposed by any Governmental Authority, including income (federal, state, local and foreign), gross receipts, value added, ad valorem, excise, real property, personal property, windfall profit, minimum, franchise, stamp, licensing, withholding, employment, social security, sales, use, transfer, unemployment and payroll taxes and any other tax, and (ii) any interest, fines, penalties or additions to tax resulting from, attributable to, or incurred in connection with such taxes.

(b)	All Taxes relating to the Business and the Acquired Assets, whether or not shown to be due on such Tax Returns, have been paid or accrued, other than such Taxes as are being contested in good faith by or on behalf of Seller.

(c)	All Taxes that Seller has been required to collect or withhold in connection with the Business have been duly collected or withheld and have been or will be timely and duly paid to the proper taxing authority.

(d)	Except as set forth on Schedule 4.13(d), Seller has not received any written notice of any claim or assessment by any taxing authority for deficiencies for Taxes related predominantly to the Business which have not been resolved or paid in full. Except as set forth on Schedule 4.13(d), there are no pending, proposed or, to the Knowledge of Seller, threatened audits, suits, proceedings, actions or claims for or relating to any liability in respect of Taxes related predominantly to the Business.

(e)	There are no Encumbrances on any of the Acquired Assets for Taxes other than for Taxes not yet delinquent or with respect to Taxes being contested in good faith by appropriate proceedings.

(f)	Seller is not a party to any agreement, arrangement or plan that has resulted in or could result in the payment to any Offered Employee of any “excess parachute payment” within the meaning of Code Section 280G.

Section	4.14 Employee Benefit Plans.

(a)	Schedule 4.14(a) lists each “Employee Benefit Plan”, as such term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), which is maintained, administered or contributed to by Seller and covers any Offered Employee. With respect to each Employee Benefit Plan, Seller has made available to Purchaser current copies of the plan document or other governing document and the most recent summary plan description, if any.

(b)	Except as provided in Schedule 4.14(b), no Employee Benefit Plan is a multiemployer plan within the meaning of ERISA Section 3(37). The Employee Benefit Plan identified in Schedule 4.14(b) will hereinafter be referred to as the “Multiemployer Plan”.

(c)	Each Employee Benefit Plan that is intended to qualify under Code Section 401(a) has either received a favorable determination letter from the IRS as to its qualified status or the remedial amendment period for such Employee Benefit Plan has not yet expired, and each trust established in connection with any Employee Benefit Plan which is intended to be exempt from federal income taxation under Code Section 501(a) is so exempt. Each Employee Benefit Plan has been maintained in substantial compliance with the material terms thereof and with the requirements prescribed by applicable law.

(d)	Schedule 4.14(d) lists each employment, severance or other similar contract, arrangement or policy (written or oral) and each plan or arrangement (written or oral) providing for profit-sharing, bonuses, stock options, stock appreciation or other forms of incentive compensation, deferred compensation, insurance coverage (including any self-insured arrangements), workers’ compensation, disability benefits, supplemental unemployment benefits, vacation benefits, retirement benefits, or post-retirement insurance, compensation or benefits which (i) is not an Employee Benefit Plan, (ii) is entered into, maintained or contributed to by Seller and (iii) covers any Offered Employee. Such contracts, plans and arrangements, copies or descriptions of which have been made available to Purchaser, are hereinafter referred to collectively as the “Benefit Arrangements”. Each Benefit Arrangement has been maintained in substantial compliance with the material terms thereof and with the requirements prescribed by applicable law.

(e)	With respect to the Offered Employees, there are no employee post-employment health plans or life insurance in effect except as required by ERISA Section 601 or as otherwise disclosed on Schedule 4.14(e).

(f)	No Employee Benefit Plan covering any Offered Employee will obligate Purchaser by its terms to assume or perform any obligation thereunder as a result of the transactions contemplated by this Agreement, other than the Multiemployer Plan or under any CBA.

(g)	All payments and/or contributions required to have been made (under the provisions of any agreements or other governing documents or applicable law) with respect to the Multiemployer Plan for all periods prior to the Closing Date have been made.

(h)	With respect to each Multiemployer Plan maintained by the Seller or any Affiliate, Schedule 4.14(g) states Seller’s good faith estimate of withdrawal liability or other termination liability that would be incurred by the Seller or Affiliate if there were a cessation of operations or of the obligation to contribute to such plan as of the Closing Date.

Section	4.15 Employee and Labor Matters.

(a)	Except as set forth on Schedule 4.15(a), none of the employment terms of any Offered Employee are subject to the terms of a current collective bargaining agreement. Seller is in material compliance with the terms, conditions and obligations contained in any collective bargaining agreement set forth on Schedule 4.15(a).

(b)	Except as set forth on Schedule 4.15(b), (i) Seller has not received in the two-year period prior to the Closing Date written notice of any complaint against or arbitration proceeding involving the Business which is currently pending before the National Labor Relations Board or the Equal Employment Opportunity Commission with respect to any Offered Employee or, to the Knowledge of Seller, threatened against Seller with respect to the Business and (ii) there are no labor strikes, disputes, grievances pending under any collective bargaining agreements, slowdowns, work stoppages or other labor disturbances or difficulties pending or, to the Knowledge of Seller, threatened against Seller with respect to the Business.

Section	4.16 Environmental Matters.

(a)	Schedule 4.16 lists all Environmental Permits; provided, that Seller may supplement such list of Environmental Permits on or prior to December 31, 2004. Except as set forth on Schedule 4.16(a), to the Knowledge of Seller, the Business is currently in compliance with all applicable Environmental Laws and all applicable Environmental Permits. Except as disclosed on Schedule 4.16(a), Seller has not received in the two-year period prior to the Effective Date any written notice asserting that the Business is not in compliance in any material respect with any Environmental Laws or any Environmental Permit.

(b)	Except as set forth on Schedule 4.16(b), there is no pending or, to the Knowledge of Seller, threatened, civil or criminal litigation, notice of violation or written material claim, inquiry or information request by any Governmental Authority under any Environmental Law against Seller relating to the Business. Except as set forth on Schedule 4.16(b) and except for any notice or claim that has been resolved, Seller has not received in the two-year period prior to the Effective Date any written claim alleging any actual or potential responsibility of Seller for, or any written inquiry or written notice of investigation regarding, any Release or threatened release of any Hazardous Substance either generated at or transported from any facility of the Business.

(c)	Except as set forth on Schedule 4.16(c), (i) no underground tank or other underground storage receptacle used to contain Hazardous Substances is currently located at any of the Real Property; (ii) to the Knowledge of Seller, there have been no Releases of Hazardous Substances upon or from the Real Property with respect to which Environmental Laws currently require environmental remediation that has not been performed; (iii) to the Knowledge of Seller, there are no polychlorinated biphenyls (PCBs) or asbestos located at or on the Real Property, except in compliance with Environmental Laws; and (iv) there is no ongoing Hazardous Substances environmental cleanup action at the Real Property or, to the Knowledge of Seller, any investigation pending or threatened relating to any environmental cleanup action at the Real Property.

(d)	For purposes of this Agreement:

(i)	“Environmental Laws” means all applicable laws whether created under common law or statutorily and any rules, regulations, and ordinances promulgated by any Governmental Authority and all orders, consent orders, judgments, notices, Permits or demand letters issued, promulgated or entered pursuant thereto, relating to pollution or protection of the environment, in each case as amended and in effect as of the Closing Date, including (A) laws relating to emissions, discharges, Releases or threatened Releases of pollutants, contaminants, chemicals, industrial materials, wastes or other substances into the environment and (B) laws relating to the identification, generation, manufacture, processing, distribution, labeling, migration, use, treatment, storage, disposal, recovery, transport or other handling of pollutants, contaminants, chemicals, industrial materials, wastes or other substances. Environmental Laws includes the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended (“CERCLA”), the Toxic Substances Control Act, as amended, the Hazardous Materials Transportation Act, as amended, the Resource Conservation and Recovery Act, as amended (“RCRA”), the Clean Water Act, as amended, the Safe Drinking Water Act, as amended, the Clean Air Act, as amended, the Emergency Planning and Community Right-to-Know Act of 1986 and all analogous laws promulgated or issued by any Governmental Authority; provided, however, that “Environmental Laws” does not include Occupational Safety and Health Act, as amended, any implementing regulations and any analogous state law;

(ii)	“Environmental Permits” means all material Permits required under Environmental Law by the conduct of the Business as currently conducted;

(iii)	“Hazardous Substances” means all substances subject to regulation, control or remediation under Environmental Laws; and

(iv)	“Releases” means any “release” as defined by or under CERCLA and any “disposal” as defined by or under RCRA.

(e)	The representations and warranties set forth in this Section 4.16 are the sole and exclusive representations and warranties relating to environmental matters, including Environmental Laws, Environmental Permits, Hazardous Substances and Releases.

Section	4.17 Transactions with Affiliates. To the Knowledge of Seller and except as set forth in Schedule 4.17, no officer or director of Seller owns, directly or indirectly, any property, asset or right used by the Business, or any material interest in any Person that is engaged in business as a lessor, lessee, customer or supplier of the Business.

Section	4.18 Brokers. Except for Citigroup Global Markets Inc., no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller or any of its Subsidiaries. Seller is solely responsible for the fees and expenses of Citigroup.

Section	4.19 Disclaimer of Other Warranties. SELLER MAKES NO REPRESENTATION OR WARRANTY TO PURCHASER, EXPRESS OR IMPLIED, WITH RESPECT TO THE BUSINESS, THE ACQUIRED ASSETS OR THE ASSUMED LIABILITIES, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR FUTURE RESULTS, OTHER THAN AS EXPRESSLY PROVIDED IN THIS ARTICLE IV. WITHOUT LIMITING THE FOREGOING, SELLER DOES NOT MAKE ANY REPRESENTATION OR WARRANTY TO PURCHASER, EXPRESS OR IMPLIED, WITH RESPECT TO (A) THE INFORMATION SET FORTH IN THE CONFIDENTIAL INFORMATION MEMORANDA DISTRIBUTED BY OR ON BEHALF OF SELLER IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, (B) ANY MANAGEMENT PRESENTATION OR (C) ANY FINANCIAL PROJECTION OR FORECAST RELATING TO THE BUSINESS.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PURCHASER

..

                                       Purchaser hereby represents and warrants to Seller as set forth below:

Section	5.1 Organization, Existence and Good Standing. Purchaser is a New Jersey corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization.

Section	5.2 Authorization, Validity and Execution. Purchaser has all necessary power and authority (a) to execute and deliver this Agreement and the other agreements, documents and instruments to be executed by Purchaser in connection with the transactions contemplated hereby (such other agreements, documents and instruments, the “Purchaser Documents”), (b) to perform its obligations hereunder and thereunder and (c) to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each of the Purchaser Documents will be on or prior to the Closing Date, duly executed and delivered by Purchaser and, assuming the due execution of this Agreement by Seller, is a legal, valid and binding obligation of Purchaser, enforceable against it in accordance with its terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganization, moratorium, receivership and similar laws affecting the enforcement of creditors’ rights generally and to general equitable principles.

Section	5.3 Consents and Approvals; No Violation. Except for compliance with the HSR Act, and the rules promulgated thereunder, the execution by Purchaser of this Agreement and the Ancillary Agreements, and the consummation by Purchaser of the transactions contemplated hereby (a) will not violate the provisions of the certificate of incorporation, bylaws or similar organizational instrument of Purchaser; (b) will not violate any statute, rule, regulation, order or decree of any Governmental Authority to which Purchaser is subject; (c) will not require any consent or approval of, or the giving of any notice to, or filing with, any Governmental Authority on or prior to the Closing Date; and (d) will not result in a violation of, conflict with, constitute a default (or give rise to any right of termination, cancellation, payment or acceleration) under, any of the terms, conditions or provisions of any Contract to which Purchaser is a party, excluding from the foregoing clauses (c) and (d) consents, approvals, notices and filings the absence of which, and violations, defaults, rights, conflicts or Encumbrances the existence of which, would not have a change, effect, event or occurrence that is materially adverse to, or has a materially adverse effect on the ability of the Purchaser to consummate the transactions contemplated by this Agreement.

Section	5.4 Availability of Funds. Purchaser has sufficient funds available on hand or through existing credit facilities to enable Purchaser to consummate the transactions contemplated hereby and to permit Purchaser to perform all of its obligations under this Agreement.

Section	5.5 Solvency. Immediately after giving effect to the transactions contemplated hereby and the incurrence of any indebtedness in connection therewith, the assets (including both tangible and intangible) of Purchaser and its Subsidiaries will exceed their respective liabilities. In connection with the consummation of the transactions contemplated hereby and the incurrence of any indebtedness in connection therewith, Purchaser does not intend that it or its Subsidiaries would incur, and does not believe that it or its Subsidiaries will incur, debts that would be beyond its or its Subsidiaries’ ability to pay as the debts mature.

Section	5.6 Litigation. There is no action, suit or proceeding at law or in equity against Purchaser or any of its Affiliates pending, or to the knowledge of Purchaser, threatened which would, if decided adversely to Purchaser, prohibit the transactions contemplated by this Agreement or which would have a material adverse effect on Purchaser’s ability to consummate the transactions contemplated by this Agreement.

Section	5.7 WARN Act. Purchaser has no present plans or intention to carry out, following the Closing, any plant closing or mass layoff which would violate the WARN Act (or any applicable state law equivalent) at any facility of the Business included in the Acquired Assets.

Section	5.8 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser or any of its Affiliates.

ARTICLE VI
CERTAIN AGREEMENTS

Section	6.1 Conduct of the Business. During the period from the Effective Date to the Closing Date, Seller will conduct the Existing Business in the Ordinary Course of Business and will use commercially reasonable efforts to preserve its business organizations, maintain and preserve the tangible Acquired Assets in their current condition and repair (ordinary wear and tear excepted), keep available to Purchaser the services of the employees necessary to operate the North Lawrence, New York facility as currently operated and preserve for Purchaser the goodwill of its customers and suppliers. Notwithstanding the immediately preceding sentence, during the period from the Effective Date to the Closing Date, except (x) as may be approved by Purchaser (such approval not to be unreasonably withheld or delayed), (y) as is otherwise permitted, contemplated or required by this Agreement, any Ancillary Agreement or by law and (z) as set forth on Schedule 6.1 attached hereto, Seller will not:

(a)	Adopt or amend any collective bargaining agreement which is a Business Contract, or adopt or amend in any material respect any Employee Benefit Plan in which Offered Employees participate, other than (A) in connection with the adoption or amendment of an Employee Benefit Plan that applies generally to employees of Seller or its Subsidiaries and (B) as required by law;

(b)	Grant to any Offered Employee any increase in compensation or benefits, except in the Ordinary Course of Business and consistent with Seller’s applicable policies or except as required under any existing Contracts;

(c)	Permit, allow or suffer any of the Acquired Assets to become subjected to any Encumbrance, other than Permitted Encumbrances;

(d)	Sell, transfer or lease any of the Acquired Assets to, or enter into any agreement or arrangement with, any of its Affiliates, except for (A) intercompany transactions in the Ordinary Course of Business and (B) payments pursuant to existing contracts;

(e)	Sell, lease or otherwise dispose of any of the Acquired Assets, other than (A) sales of Inventory in the Ordinary Course of Business and (B) sales of other assets that do not exceed $100,000 in the aggregate;

(f)	Make or incur any capital expenditure with respect to the Business that is not currently approved in writing or budgeted and that in the aggregate, exceeds $100,000, except in the Ordinary Course of Business;

(g)	Change, in any material respect, the accounting methods used by Seller to keep its books and records of the Business;

(h)	Compromise or settle any of the matters disclosed on Schedule 4.13(d) that would be reasonably expected to adversely affect the Business or the Purchaser (or any Subsidiary or Affiliate of Purchaser) after the Closing Date;

(i)	(A) terminate any Business Contract, (B) modify or amend any Business Contract or otherwise assume any additional obligations in excess of $75,000 individually and $200,000 in the aggregate pursuant to such Business Contract or (C) enter into any new Contract relating predominantly to the Business involving annual liability or expenditure in excess of $75,000 individually and $200,000 in the aggregate, other than (x) Contracts relating to capital expenditures permitted under subsection (f) above and (y) purchase orders entered into in the Ordinary Course of Business;

(j)	do any act or fail to do any act which could result in the termination, expiration, revocation, suspension, nonrenewal or adverse modification of any of the Permits;

(k)	waive any material right relating to the Acquired Assets or relating predominantly to the Business;

(l)	accelerate the collection of any of the accounts or notes receivable of the Business except in the Ordinary Course of Business;

(m)	delay the payment of any of the accounts or notes payable except for compromises or settlements of such amounts in the Ordinary Course of Business;

(n)	settle any outstanding Claims, except to the extent related to an Excluded Asset or Excluded Liability;

(o)	commence any litigation, arbitration or other proceeding relating to the Business;

(p)	negotiate or institute any new “Customer Programs”, including any of the type set forth in Section 6.7, except in the Ordinary Course of Business; provided, that Seller agrees to meet with Purchaser on a weekly basis to apprise Purchaser of matters regarding such customer programs; or

(q)	agree, whether or not in writing, to do any of the foregoing.

Section	6.2 Access. Seller will permit Purchaser and its representatives to have reasonable access, prior to the Closing Date, to the properties and to the books and records of the Existing Business during normal working hours and upon reasonable notice to familiarize itself with such properties and the business of the Existing Business; provided, that Purchaser will not unreasonably disrupt the personnel and operations of the Existing Business or other operations or activities of Seller; provided, further, that nothing contained herein (a) will require any employee of Seller to provide any information regarding the Existing Business in any other format or otherwise to manipulate or reconfigure any data regarding the Existing Business; (b) will require Seller to provide Purchaser with access to or copies of (i) any information that must be maintained as confidential in accordance with the terms of a written agreement with a third party or (ii) sensitive customer information, manufacturing processes, pricing lists or other information that relates to the Existing Business and that, in Seller’s reasonable business judgment, should not be provided to Purchaser until the transactions contemplated hereby have been consummated in order to avoid any Material Adverse Effect on the Business, or in order not to violate applicable laws or regulations of any Governmental Authority; (c) will require Seller to provide Purchaser with access to or copies of any information that relates to any businesses or operations of Seller other than the Existing Business; and (d) will permit Purchaser to conduct any soil, groundwater or other intrusive sampling. All requests for access will be made to such representatives of Seller as Seller will designate, who will be solely responsible for coordinating all such requests and access thereunder.

Section	6.3 Conditions; HSR Act.

(a)	Each of the parties will use commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated hereby and to cause the Closing to occur, including using commercially reasonable efforts to obtain or transfer all Permits, consents, qualifications and orders of Governmental Authorities as are necessary for the consummation of the transactions contemplated hereby and Purchaser’s operation of the Business as of the Closing in the Ordinary Course of Business, to effect all necessary registrations and submissions of information requested by Governmental Authorities, and to fulfill the conditions to the transactions contemplated hereby. Further, the parties will act in good faith to take or cause to be taken all appropriate action to satisfy the conditions set forth in ARTICLE VIII, and no party will intentionally take any actions that would, or that could reasonably be expected to, result in any of the conditions set forth in ARTICLE VIII not being satisfied.

(b)	Without limiting the generality of the foregoing, as promptly as practicable after the Effective Date, Purchaser and Seller each will properly prepare and file any other filings required by any Governmental Authority relating to the transactions contemplated hereby (including filings, if any, required under the HSR Act) (collectively, the “Other Filings”). Purchaser and Seller will each promptly notify the other of the receipt of any comments on, or any request for amendments or supplements to, any Other Filings by any Governmental Authority or official, and Purchaser and Seller will each supply the other with copies of all correspondence between Purchaser or Seller, as the case may be, and any other appropriate governmental official with respect to any Other Filings. Purchaser and Seller hereby covenant and agree to use commercially reasonable efforts to secure termination of any waiting periods under the HSR Act and obtain the approval of any Governmental Authority necessary to consummate the transactions contemplated hereby. Purchaser will be responsible for all of the filing fees payable under the HSR Act and any other antitrust law.

Section	6.4 Third-Party Consents.

(a)	Notwithstanding anything in this Agreement to the contrary, to the extent that any Business Contract may not be properly assigned or transferred without the consent of a third-party, or if the assignment or attempted assignment would constitute a violation or breach thereof or a violation of any law, nothing in this Agreement will constitute an assignment or an attempted assignment thereof and, except as provided for in Section 6.4(c), Purchaser will not be deemed to assume any liabilities or obligations thereunder until properly assigned.

(b)	To the extent that the consents described in Section 6.4(a) are not obtained prior to Closing, for a period of one year after the Closing Date, Seller will, at its expense, use commercially reasonable efforts to obtain any such consents. During such period, Seller will use commercially reasonable efforts to (i) provide Purchaser with the economic benefits of any such Business Contract until its termination date, (ii) cooperate in any lawful arrangement designed to provide such benefits to Purchaser and (iii) enforce, at the request of and for the account of Purchaser, any rights of Seller arising from any such Business Contract against any third party, including the right to elect to terminate in accordance with the terms thereof upon the advice of Purchaser. The failure or inability to obtain any consent subject to this Section 6.4(b) will not be a breach of this Agreement so long as Seller has carried out its obligations under this Section 6.4(b).

(c)	To the extent that Purchaser is provided the benefits of any Business Contract pursuant to Section 6.4(b), Purchaser will perform the obligations of Seller thereunder or in connection therewith, at no cost to Seller, but only to the extent (i) that such action by Purchaser would not result in any default thereunder or in connection therewith and (ii) such performance pertains to the benefits provided to Purchaser. Purchaser will indemnify Seller against any and all Damages arising out of any default by Purchaser in the performance of such obligations. The indemnification of Seller under this Section 6.4 will be governed by the indemnification provisions set forth in ARTICLE IX.

Section	6.5 Confidentiality.

(a)	Purchaser acknowledges that the information being provided to it in connection with the transactions contemplated hereby is subject to the terms of a confidentiality agreement dated September 13, 2004, between Purchaser and Seller (or a representative of Seller) (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference. Effective upon the Closing, the Confidentiality Agreement will terminate. For a period of two years after the Closing Date, Purchaser will keep confidential, and will not use or disclose to any Person, any and all information provided to it by Seller or its representatives or Affiliates concerning Seller other than information included in the Acquired Assets or otherwise relating predominantly to the Business.

(b)	For a period of two years after the Closing Date, Seller will keep confidential and will not use or disclose to any Person, any Confidential Information. For purposes of this Agreement, “Confidential Information” means any non-public information included in the Acquired Assets or related predominantly to the Business, other than information which (i) is or becomes generally available to the public other than as a result of a disclosure by Seller or any person acting on behalf of Seller or (ii) becomes available to Seller on a non-confidential basis, provided that such source was not known by Seller to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to Purchaser with respect to such information relating to the Business.

Section	6.6 Further Assurances.

(a)	All amounts which are Excluded Assets and which are received by Purchaser following the Closing Date will be received by Purchaser as agent, in trust for and on behalf of Seller, and Purchaser will pay promptly all of such amounts over to Seller and will provide to Seller any written information received concerning such payments, including any invoice relating thereto.

(b)	All amounts which are Acquired Assets and which are received by Seller following the Closing Date will be received by Seller as agent, in trust for and on behalf of Purchaser, and Seller will pay promptly all of such amounts over to Purchaser and will provide to Purchaser any written information received concerning such payments, including any invoice relating thereto.

(c)	From and after the Closing, as and when requested by any party, each party will execute and deliver, or cause to be executed and delivered, all such documents and instruments and will take, or cause to be taken, at the requesting party’s expense, all such further or other actions, as such other party may reasonably deem necessary or desirable to consummate the transactions contemplated by this Agreement.

(d)	Seller agrees to cooperate with Purchaser to cause to be provided to Purchaser such financial information relating to the Acquired Assets as the Seller has within its own control and as is reasonably necessary to allow Purchaser to have delivered to it by Purchaser’s external auditors and/or other consultants within 45 days following the Closing such financial statements as Purchaser is required to file under applicable securities laws. Any audit required will be performed by Purchaser’s external auditors at Purchaser’s sole cost and expense. Seller will provide such access to the relevant books and records as may be reasonably required in order for such financial statements to be prepared and distributed and will cooperate with Purchaser to cause to be provided to Purchaser at such times as Purchaser may reasonably request and at Purchaser’s sole cost and expense, all such other documentation and financial information relating exclusively to the Business as may be reasonably required by Purchaser to comply with its obligations as a reporting issuer under applicable securities laws. Seller consents to the use by Purchaser of all such information provided solely for such purposes.

Section	6.7 Customer Programs.

(a)	Off-Invoice Trade Promotions. Following the Closing Date, except as otherwise provided in the following sentence, all deductions taken or made against Purchaser’s accounts receivable or against Purchaser’s invoices in connection with any off-invoice trade promotion or trade allowance programs relating predominantly to the Business (collectively, “Off-Invoice Trade Promotions”) will be for the account of Purchaser, and, except as otherwise provided in the following sentence, Seller will have no obligation to reimburse Purchaser for any such deductions, and, except as otherwise provided in the following sentence, all deductions taken or made against Seller’s accounts receivable or against Seller’s invoices in connection with any Off-Invoice Trade Promotions will be for the account of Seller, and, except as otherwise provided in the following sentence, Purchaser will have no obligation to reimburse Seller for any such deductions. Notwithstanding the foregoing, if any customer of Seller deducts from Seller’s accounts receivable or against Seller’s invoices any amount on account of Off-Invoice Trade Promotions that relate to sales of the Business on or after the Closing Date, Purchaser will promptly reimburse Seller for such amounts upon request (which request will be accompanied by reasonable supporting documentation in connection therewith), and if any customer of Purchaser deducts from Purchaser’s accounts receivable or against Purchaser’s invoices any amount on account of Off-Invoice Trade Promotions that relate to sales of the Business for periods prior to the Closing Date, Seller will promptly reimburse Purchaser for such amounts upon request (which request will be accompanied by reasonable supporting documentation in connection therewith). This Section 6.7(a) does not relate to Variable (Post-Paid) Promotions, such Promotions being the subject of the following Section 6.7(b).

(b)	Variable (Post-Paid) Promotions. (i) The aggregate amount of all variable (post-paid) trade promotion and trade allowance programs (including in-ad coupons) relating predominantly to the Business (collectively, “Variable (Post-Paid) Promotions”) will be allocated between Purchaser and Seller as follows: (A) all Variable (Post-Paid) Promotions relating to periods ending prior to the Closing Date will be for the account of Seller; (B) all Variable (Post-Paid) Promotions authorized by Seller that relate to periods that begin prior to the Closing Date and end after the Closing Date will be paid by Seller and will then be allocated between Purchaser and Seller based upon their respective volume of sales of the Products into the retail channel during the period that each such Variable (Post-Paid) Promotion is in effect (such Variable (Post-Paid) Promotions being referred to herein as “Straddle Promotions”, the date on which each such Straddle Promotion begins being referred to herein as the “Initial Straddle Date” for such Straddle Promotion, and the date on which each such Straddle Promotion ends being referred to herein as the “Final Straddle Date” for such Straddle Promotion); and (C) all Variable (Post-Paid) Promotions relating to periods beginning on or subsequent to the Closing Date will be for the account of Purchaser. As soon as reasonably practicable following the Closing, Seller will deliver to Purchaser a list (including deal numbers and scheduled dates) of all Variable (Post-Paid) Promotions relating to periods beginning on or after ________ ___, 2004 (such date to be agreed upon by the parties prior to the Closing) and ending prior to the Closing Date and all Straddle Promotions.

(ii)	Promptly following the close of Seller’s books for the month which includes the last to end of the Straddle Promotions, Seller will deliver to Purchaser a statement (certified by a financial officer of Seller) setting forth the aggregate amount of retail sales of Products by Seller beginning on the Initial Straddle Date for such Straddle Promotion and ending on the day immediately prior to the Closing Date (such retail sales for each such Straddle Promotion being referred to herein as “Seller’s Straddle Sales”), and Purchaser will deliver to Seller a statement (certified by a financial officer of Purchaser) setting forth the aggregate amount of retail sales of Products by Purchaser and its affiliates beginning on the Closing Date and ending on the Final Straddle Date for such Straddle Promotion (such retail sales for each such Straddle Promotion being referred to herein as “Purchaser’s Straddle Sales”). As soon as reasonably practicable following the end of each fiscal quarter of Seller following the Closing Date, Seller will deliver to Purchaser a statement (which statement will be certified by a financial officer of Seller) setting forth (A) all amounts deducted from Seller accounts receivable or against Seller invoices or invoiced to Seller by customers on account of each Straddle Promotion (such amounts being referred to herein as “Straddle Deductions”) and (B) Purchaser’s Variable Share of each such Straddle Deduction set forth in Seller’s statement. For purposes of this Agreement, Purchaser’s “Variable Share” of each Straddle Deduction will be equal to the amount determined by multiplying the amount of each such Straddle Deduction by a fraction, the numerator of which is Purchaser’s Straddle Sales with respect to the Straddle Promotion relating to such Straddle Deduction and the denominator of which is the sum of Purchaser’s Straddle Sales and Seller’s Straddle Sales with respect to the Straddle Promotion relating to such Straddle Deduction. Promptly following receipt of Seller’s statement, Purchaser will deliver to Seller by wire transfer of immediately available funds an aggregate amount equal to Purchaser’s Variable Share of each such Straddle Deduction.

(iii)	Following the Closing, Seller will pay to Purchaser, promptly upon request (which request will be accompanied by reasonable supporting documentation in connection therewith), any amounts deducted from Purchaser’s accounts receivable or against Purchaser’s invoices or invoiced to Purchaser by customers on account of any Variable (Post-Paid) Promotions relating to periods ending prior to the Closing Date, and Purchaser will pay to Seller promptly upon request (which request will be accompanied by reasonable supporting documentation in connection therewith), any amounts deducted from Seller’s accounts receivable or against Seller’s invoices or invoiced to Seller by customers on account of any Variable (Post-Paid) Promotions relating to periods beginning on or subsequent to the Closing Date.

(c)	Fixed Trade Promotions. (i) The aggregate amount of the liabilities for all fixed trade promotion and trade allowance programs relating predominantly to the Business (collectively, “Fixed Trade Promotions”) will be allocated between Purchaser and Seller as follows: (A) all liabilities for merchandising activities relating to Fixed Trade Promotions that take place during periods ending prior to the beginning of the fiscal half of Seller which includes the Closing Date (the fiscal half including the Closing Date hereinafter referred to as the “Fiscal Half”) will be for the account of Seller; (B) all liabilities for merchandising activities relating to Fixed Trade Promotions that take place during the Fiscal Half will be allocated between Purchaser and Seller based upon their respective sales of the Products during the Fiscal Half as provided below in this Section 6.7(c), and (C) all liabilities for merchandising activities relating to Fixed Trade Promotions that take place during periods subsequent to the end of the Fiscal Half will be for the account of Purchaser. As soon as reasonably practicable following the Closing, Seller will deliver to Purchaser a schedule (the “Fixed Trade Schedule”) setting forth the aggregate amount of all Fixed Trade Promotions authorized by Seller for the Fiscal Half and for the fiscal half of Seller immediately following the Fiscal Half. Purchaser will pay Seller one-sixth of the amount due under (B) and (C) above with respect to such aggregate amount of all Fixed Trade Promotions on the last day of each month for each month beginning in the month in which the Closing occurs and ending on the sixth month thereafter.

(ii)	As soon as reasonably practicable (and in any event within 30 days) following the end of the Fiscal Half, Seller will deliver to Purchaser a statement (certified by a financial officer of Seller) setting forth the aggregate amount of all sales of the Products by Seller into the retail channel during the period beginning on the first day of the Fiscal Half and ending on the day immediately prior to the Closing Date (“Seller’s Fixed Trade Sales”), and Purchaser will deliver to Seller a statement (certified by a financial officer of Purchaser) setting forth the aggregate amount of all sales of the Products by Purchaser and its affiliates into the retail channel during the period beginning on the Closing Date and ending on the last day of the Fiscal Half (“Purchaser’s Fixed Trade Sales”). Promptly following receipt of the statement setting forth Seller’s Fixed Trade Sales, Purchaser will pay to Seller an amount equal to the amount determined by multiplying (A) the aggregate amount of all Fixed Trade Promotions authorized by Seller but not paid by Purchaser and in effect with respect to the Fiscal Half (as set forth on the Fixed Trade Schedule) by (B) a fraction, the numerator of which is the aggregate amount of Purchaser’s Fixed Trade Sales during the Fiscal Half and the denominator of which is the aggregate amount of Purchaser’s Fixed Trade Sales and Seller’s Fixed Trade Sales during the Fiscal Half, reduced by the payments made by Purchaser to Seller under clause (i) above. Seller will promptly reimburse Purchaser for any amounts paid directly by Purchaser with respect to any Fixed Trade Promotions set forth on the Fixed Trade Schedule upon provision by Purchaser of reasonable documentation in support of such payment, and will pay to Purchaser the amount, if any, by which the amount of the payments made by Purchaser to Seller under clause (i) above exceed the amount to be paid by Purchaser pursuant to the preceding sentence (without giving effect to the payment under clause (i) above).

(d)	Customer Deductions. (i) Following the Closing, but subject to the foregoing and following provision, Purchaser will reimburse Seller for all deductions taken or made by customers or other third parties against any accounts receivable or invoices of Seller and its affiliates or otherwise charged to the account of Seller or its affiliates to the extent relating to Purchaser’s operation of the Business after the Closing, including any of the foregoing, which arise out of any trade promotion or trade allowance programs or consumer promotion programs of the type described in this Section 6.7 (including coupons and free-standing inserts) relating predominantly to the Business.

(ii)	Each party will comply with the following procedures in dealing with such deductions and other charges to the account of Seller or its affiliates for which Seller seeks reimbursement from Purchaser:

(A)	Seller will give written notice (the “Deduction Notice”) to Purchaser of any such deductions and other charges to the account of Seller or its affiliates within 90 days following Seller’s (or its applicable affiliate’s) receipt and identification thereof; provided that the failure to give such notice within 90 days will not affect Seller’s rights hereunder, except to the extent that Purchaser is actually prejudiced thereby; and

(B)	Within 10 business days following delivery of a Deduction Notice, Purchaser will tender to Seller a check or wire transfer in the aggregate amount of such deductions or other charges to the account of Seller or its affiliates that are set forth therein. Late payments of any such amounts will bear interest at the Applicable Rate.

(iii)	Nothing in this Section 6.7(d) will restrict Purchaser from contesting any deductions or charges that a customer or third party has taken or made; provided that Purchaser reimburses Seller for the deductions or charges so made or taken and seeks to recover the alleged wrongful deductions or charges directly from the customer or third party.

(e)	Coupons. Coupons relating predominantly to the Business (collectively, “Coupons”) that (i) were issued by Seller and (ii) are presented to clearinghouses by retailers within 60 days following the Closing Date will be for the account of Seller, and Coupons that are (ii) issued by Purchaser or (ii) presented to clearinghouses by retailers more than 60 days after the Closing Date will be for the account of Purchaser. Promptly following the Closing, Purchaser and Seller will jointly notify NCH Marketing Services (“NCH”) in writing of the consummation of the transactions contemplated hereby and will request that NCH deliver to Purchaser all invoices for Coupons that are presented to NCH more than 60 days after the Closing Date. Purchaser will pay all such invoices in accordance with the terms thereof. Seller will promptly upon written notice of Purchaser reimburse Purchaser for all Coupons that are charged to the account of Purchaser that are for the account of Seller pursuant to this Section 6.7(e) (which request will be accompanied by reasonable supporting documentation in connection therewith), and Purchaser will promptly upon the written request of Seller reimburse Seller for all Coupons that are charged to the account of Seller that are for the account of Purchaser pursuant to this section (which request will be accompanied by reasonable supporting documentation in connection therewith).

Section	6.8 Intangible Property Use Phase-Out.

(a)	“Retained IP” means trademarks, service marks, brand names, copyrights, logos or trade, corporate or business names of Seller or of any of its Affiliates that are not included in the Acquired Assets but are used by the Existing Business on packaging or printed advertising and promotional materials, invoices, letterhead, company forms, business cards, product instructions or like materials (collectively, the “Packaging”) included in the Acquired Assets.

(b)	Subject to Section 6.8(e), Purchaser will remove the Retained IP from all buildings, signs and vehicles of the Business within 90 days after the Closing Date.

(c)	Purchaser will cease using the Retained IP in its electronic databases and web sites within 90 days after the Closing Date.

(d)	Purchaser may use the Packaging or sell the Inventory after the Closing Date (without altering or modifying such Packaging and Inventory), until such Packaging is exhausted and in any event no more than 180 days after the Closing Date. Seller and its Affiliates, as applicable, hereby grant to Purchaser a non-exclusive, royalty free, fully paid-up nontransferable, non-sublicensable license to use Retained IP in the United States and its territories and possessions during such period as the Packaging is being used up by Purchaser and during the periods set forth in Section 6.8(b) and (c). In the event that Purchaser manufactures or produces products after the Closing Date for use with Packaging, Purchaser will give Seller prompt notice thereof, and Seller may reasonably request, and Purchaser will provide, samples of such products to examine and ensure that such products are of a quality level not materially different from the existing Inventory at Closing. In the event that the products used with the Packaging are of materially inferior quality, Seller may request that Purchaser raise the quality of the products being manufactured for use with the Packaging. If Purchaser had not, within 30 days of such notice by Seller, provided Seller with evidence that the quality of its products used in connection with Packaging are substantially similar in level of to the products manufactured prior to Closing, Purchaser will cease to use such Packaging in connection with such products.

(e)	Notwithstanding anything herein to the contrary, Purchaser will not be required at any time to remove the Retained IP from schematics, plans, manuals, drawings, machines, machinery and the like of the Business in existence as of the Closing Date to the extent that such instrumentalities are used in the ordinary internal conduct of the Business and are not generally observed by the public or intended for use as means to effectuate or enhance sales.

Section	6.9 Publicity. Prior to the Closing, neither of the parties will issue any press release or make any other public statement, in each case relating to or connected with or arising out of this Agreement or the matters contained herein, without obtaining the prior approval of the other party (not to be unreasonably withheld or delayed), except as may be required by law or by any listing agreement with or listing rules of a national securities exchange or trading market or inter-dealer quotation system in which case, the party proposing to issue such press release or make such public statement will use commercially reasonable efforts to consult in good faith with the other party before issuing such press release or making such public statement. The requirements of this Section 6.9 will be in addition to those included in the Confidentiality Agreement.

Section	6.10 Records.

(a)	After the Closing, Purchaser will afford Seller and its attorneys, accountants, officers and other representatives reasonable access, during normal business hours, to the books and records of the Business (and will permit such Persons to examine and copy such books and records to the extent reasonably requested by such Person) and will cause the directors, officers and employees of the Business to furnish all information reasonably requested by Seller in connection with financial reporting and Tax matters (including financial and Tax audits and Tax contests), third-party litigation and other similar business purposes. Purchaser will not destroy or dispose of any such books and records without the prior written consent of Seller; provided, however, that Purchaser will be entitled to destroy any of such books and records after the tenth anniversary of the Closing Date with the prior written consent of Seller; provided further, however, that if Seller does not consent to the destruction of such books and records, Purchaser may deliver them to Seller.

(b)	After the Closing, Seller will afford Purchaser and its attorneys, accountants, officers and other representatives reasonable access during normal business hours, to any books and records to the extent relating exclusively to the Existing Business which are retained by Seller and not included in the Acquired Assets (and will permit such Persons to examine and copy such books and records to the extent reasonably requested by such Person) and will cause the directors, officers and employees of the Seller to furnish all information reasonably requested by Purchaser in connection with third-party litigation, employee matters and other similar business purposes. Seller will not destroy or dispose of any such books and records without the prior written consent of Purchaser; provided, however, that Seller will be entitled to destroy any of such books and records after the tenth anniversary of the Closing Date with the prior written consent of Purchaser; provided further, however, that if Purchaser does not consent to the destruction of such books and records, Seller may deliver them to Purchaser to the extent relating to the Business.

Section	6.11 Bulk Transfer Laws. Purchaser hereby waives compliance by Seller with the provisions of any so-called “bulk transfer law” of any jurisdiction in connection with the sale of the Acquired Assets to Purchaser.

Section	6.12 Non-Competition.

(a)	The following terms when used in this Section 6.12 will have the following meanings:

(i)	“Competition” means the manufacture, marketing or sale of any Competitive Product.

(ii)	“Competitive Product” means any refrigerated dairy product that conforms with the current U.S. yogurt standard of identity or of which the primary ingredient is yogurt, in each case, other than dairy beverages; provided, however that “Competitive Products” includes beverages with a formula identical to the smoothies currently sold by Seller under the CREME SAVERS trademark; provided, further, that the parties agree that Cheese with yogurt as an added ingredient will not be a Competitive Product.

(iii)	“Restricted Territory” means the United States, its territories and possessions.

(iv)	“Cheese” means cream cheese, natural cheese, processed cheese, cottage cheese and string cheese type cheeses.

(b)	Seller will not, for a period of three years after the Closing Date, directly or indirectly, engage in any Competition in the Restricted Territory, and Seller will not, for a period of nine months after the Closing Date, directly or indirectly manufacture, market or sell yogurt smoothie beverages of the type currently sold by Seller under the CREME SAVERS trademark in the Restricted Territory; provided, that, Seller and its Affiliates may, without violating this covenant (i) own as a passive investment not in excess of 5% of the outstanding capital stock of a corporation which engages in Competition if such capital stock is a security which is actively traded on an established national securities exchange; (ii) acquire any business that manufactures, markets or sells Competitive Products, and continue to engage in such activities following such acquisition, provided that such activities do not account for more than 20% of the total annual gross revenues of the acquired business; and/or (iii) acquire any business, including any business that manufactures, markets or sells Competitive Products, provided that the purchase price is greater than $200 million.

Section	6.13 Certain Additional Covenants. Purchaser and Seller will comply with the provisions set forth in Schedule 6.13.

ARTICLE VII
EMPLOYEE MATTERS

Section	7.1 Employees and Offers of Employment.

(a)	Purchaser will offer to employ, effective on the Closing Date, each individual who is an employee of the Seller on the Closing Date; provided that such employee is (i) employed at Seller’ North Lawrence facility and (ii) is listed on Schedule 7.1(a) (all such employees being referred to herein as the “Offered Employees” and all such employees who accept such offer of employment being referred to herein as the “Transferred Employees”) (or, in the case of Transferred Employees who are on workers’ compensation, disability or leave of absence, as soon as they are removed from workers’ compensation or disability status or return from leave provided such removal occurs within two years after the Closing Date or such return from leave occurs within six months after the Closing Date). Each offer of employment to an Offered Employee will be for a substantially comparable position at aggregate base compensation (which includes base hourly wage or base salary plus annual cash incentive opportunity, but not overtime) at least equal to the then-current aggregate base compensation, and with welfare and pension benefits (other than any defined benefit pension plan, retiree medical plan and any stock-based benefit plan, such as any employee stock purchase plan) substantially comparable to those provided in Section 7.2 and Section 7.4 hereof; provided that those Offered Employees who are covered by a collective bargaining agreement which is assumed under Section 7.7 will be governed by the terms thereof. For two years following the Closing Date, Purchaser will not reduce the aggregate base compensation of any Transferred Employee below the rate in effect immediately prior to the Closing Date, subject to the terms of any collective bargaining agreement assumed under Section 7.7. Subject to the provisions of this ARTICLE VII and the terms of any collective bargaining agreement that is assumed by Purchaser, Transferred Employees will be employed “at will” and nothing herein will be construed to limit the ability of Purchaser to terminate the employment of any Transferred Employee at any time for any reason, or to change their terms and conditions of employment.

(b)	Seller will terminate employment of all Transferred Employees effective as of the Closing Date (or, in the case of Transferred Employees who are on workers’ compensation, disability or leave of absence, as soon as they are removed from workers’ compensation or disability status or return from leave). Seller makes no representation as to whether Offered Employees will accept employment with Purchaser. Seller will not take any action that would impede, hinder, interfere with, or otherwise compete with Purchaser’s effort to hire the Offered Employees. Purchaser will not assume any responsibility for any Transferred Employee until such employee commences employment with Purchaser. Schedule 7.1(a) sets forth for each Offered Employee listed thereon his or her title, base salary or base hourly wage rate, and whether such Offered Employee is on workers’ compensation, disability or leave of absence and, if so, the expected date of return to active employment.

(c)	If Purchaser terminates any Transferred Employee or subjects any Transferred Employee to any indefinite lay-off, in each case for other than Cause within two years following the Closing Date, or if any Offered Employee declines an offer of employment from Purchaser because a condition of such offer is such employee’s agreement to relocate to a job site more than 50 miles from such employee’s job site immediately prior to the Closing Date, Purchaser will pay to such Transferred or Offered Employee (x) if such Transferred or Offered Employee was a salaried, exempt employee immediately prior to the Closing Date, severance pay in an amount equal to the greater of (A) eight week’s aggregate base salary and (B) the amount that would be due such Transferred or Offered Employee under the Kraft Severance Pay Plan in effect as of the Closing Date as set forth in Schedule 7.1(c)(1) if such Transferred or Offered Employee was terminated on the Closing Date by Seller, (y) if such Transferred or Offered Employee was a salaried, non-exempt employee or an hourly, non-union employee, in each case immediately prior to the Closing Date, severance pay in an amount equal to the greater of (A) eight weeks’ aggregate base salary or wages (excluding overtime) and (B) the amount that would be due under the Kraft Severance Pay Plan applicable to such Transferred or Offered Employee if such Transferred or Offered Employee was terminated on the Closing Date by Seller, and (z) if such Transferred or Offered Employee was an hourly, union employee immediately prior to the Closing Date, severance pay in an amount equal to the amount that would be due, and payable over the period determined, under the collective bargaining agreement applicable to such Transferred or Offered Employee if such Transferred or Offered Employee was terminated on the Closing Date by Seller. In addition, each such Transferred or Offered Employee will be entitled to health and welfare benefit continuation benefits during the severance benefit period pursuant to Part 6 of Title I of ERISA (or applicable state law) identical to those provided by Purchaser immediately prior to such termination, provided that the percentages of premium paid by Purchaser and employee prior to termination shall continue to apply.

(d)	Purchaser will provide reasonable outplacement services for those Transferred Employees described in clauses (x) and (y) of Section 7.1(c) who are terminated by Purchaser within two years after the Closing Date or who decline Purchaser’s offer of employment because they are required to relocate as described above. In addition, if Purchaser relocates, within two years after the Closing Date, any Transferred Employee more than 50 miles from his or her job site immediately prior to the Closing Date, Purchaser will provide such individual with relocation benefits not less favorable than Seller would provide to a similar grade employee as set forth in Schedule 7.1(d). For purposes of this Section 7.1, the term “Cause” means the Transferred Employee’s material misconduct, material breach of Purchaser’s employment policies, inability or refusal to perform his or her job responsibilities or conviction of a felony.

Section	7.2 Employee Benefit Plans Generally. Effective as of the Closing Date, Purchaser will provide employee benefits, other than any defined benefit pension plan, retiree medical plan and any stock-based benefit plan, such as any employee stock purchase plan, to Transferred Employees under employee benefit plans maintained by Purchaser, which benefits will be substantially similar in the aggregate to those provided to Purchaser’s similarly situated employees for two years following the Closing; provided, however, that the employee benefits provided to any Transferred Employees who are covered by a collective bargaining agreement which is assumed by Purchaser will be governed by the terms thereof. Seller acknowledges that it has been provided with information regarding the employee benefit plans currently maintained by Purchaser, and Purchaser will not be required to adopt any new employee benefit plan or modify any of its existing plans except as expressly set forth in Section 7.4 hereof.

Section	7.3 Seller’s Employee Benefit Plans.

(a)	Seller’s Employee Benefit Plans that are welfare plans will be responsible for expenses of Transferred Employees covered by such Plans; provided that such expenses were incurred prior to the Closing Date regardless of whether payments are made after the Closing Date. A claim will be “incurred” when the relevant service is provided or item is purchased. As of the Closing Date, any Offered Employee who is receiving benefits under Seller’s short-term disability program or workers’ compensation program will be deemed to be an employee of Seller until such time as such employee is no longer eligible for Seller’s short-term disability program.

(b)	Seller will be responsible for satisfying obligations under ERISA Section 601 et seq. and Code Section 4980B to provide continuation coverage to any (i) Transferred Employee and their beneficiaries with respect to any “qualifying event” occurring prior to the Closing Date and (ii) any Seller employee who does not become a Transferred Employee.

Section	7.4 Purchaser Benefit Plans.

(a)	For a period of five years after the Closing Date, Purchaser will provide non-union Transferred Employees with health, dental, life and long-term disability that are substantially comparable (individually and not in the aggregate) to such employee benefits maintained by Seller for its active employees with respect to such Transferred Employees immediately prior to the Closing Date and at comparable employee contribution percentages. With respect to each Transferred Employee:

(i)	Purchaser will waive pre-existing condition requirements, evidence of insurability provisions, waiting period requirements or any similar provisions under any employee benefit plan or compensation arrangements maintained or sponsored by or contributed to by Purchaser for such Transferred Employee after the Closing Date, to the same extent waived for Transferred Employees who are current participants under Seller’s employee benefit plans prior to the Closing Date.

(ii)	Purchaser will apply toward any deductible requirements and out-of-pocket maximum limits under its employee welfare benefit plans any similar amounts paid (or accrued) by each Transferred Employee under Seller’s Employee Benefit Plans (which are welfare plans under ERISA Section 3(1)) during the current plan year.

(b)	Purchaser will recognize for purposes of participation, eligibility and vesting (but not for purposes of benefit accrual) under its employee benefit plans, the service of any Transferred Employee with Seller or any of its Affiliates prior to the Closing Date.

(c)	Purchaser will be responsible for satisfying obligations under ERISA Section 601 et seq. and Code Section 4980B to provide continuation coverage to any Transferred Employee with respect to any “qualifying event” which occurs on or after the Closing Date.

(d)	Purchaser will be responsible for all workers’ compensation benefits payable to Transferred Employees with respect to injuries to Transferred Employees that occur after the Closing Date or, with respect to injuries which relate to an event(s) or circumstance(s) that straddle(s) the Closing Date, if the date of the original claim relating to such injury is on or after the Closing Date, regardless of the date of injury.

(e)	Purchaser will be responsible for all vacation earned by Transferred Employees but not taken as of the Closing Date, other than vacation earned by non-union Transferred Employees prior to December 31, 2004.

(f)	Purchaser will cause the tax-qualified defined contribution plan established or maintained by Purchaser (“Purchaser’s Savings Plan”) to accept eligible rollover distributions (as defined in Code Section 402(c)(4)) from Transferred Employees with respect to any account balances distributed to them on or as of the Closing Date by Seller’s Employee Benefit Plans. Rollovers of outstanding loans under Seller’s Employee Benefit Plans to Purchaser’s Savings Plan will be permitted. The distribution and rollover described herein will comply with applicable law and each party will make all filings and take any actions required of such party under applicable law in connection therewith. For not less than five years after the Closing Date, Purchaser’s Savings Plan will provide a matching contribution of not less than $1.00 for each $1.00 contributed by each Transferred Employee up to the first six percent of the Transferred Employee’s annual compensation contributed to Purchaser’s Savings Plan; provided, however, that such matching contribution shall be subject to the nondiscrimination requirements of Code Sections 410 and 401(m) as such requirements are applied generally to Purchaser’s Savings Plan.

(g)	As additional compensation for certain non-union Transferred Employees, Purchaser will pay to each such Transferred Employee then-employed by Purchaser a retention bonus based on length of service with Seller in the amounts specified on Schedule 7.4(g). Purchaser will pay one half of each such retention bonus to such Transferred Employees on each of the sixth-month and one-year anniversaries of the Closing Date (each, a “Payment Date”); provided, that a Transferred Employee must be employed by Purchaser on the relevant Payment Date in order to be eligible to receive the retention bonus.

Section	7.5 Qualified Defined Benefit Plans. Seller will retain all liabilities and obligations under the applicable tax-qualified defined benefit plan maintained by Seller or any of its Affiliates (“Seller Retirement Plan”) in respect of benefits accrued thereunder by Offered Employees. No Transferred Employee will accrue any benefit under the Seller Retirement Plan in respect of service with Purchaser after the Closing Date. No assets or liabilities of any Seller Retirement Plan will be transferred to a pension plan maintained by Purchaser. Purchaser is not obligated to provide a tax-qualified defined benefit pension plan to any Offered Employees except as may be required under the terms of the CBA.

Section	7.6 Certain Liabilities. Seller will be responsible for Transferred Employees’ salary, wages and, if applicable, bonus payable or accrued through the Closing Date. Seller will be liable for all post-retirement welfare benefits under its Employee Benefit Plans and Benefit Arrangements for all Transferred Employees pursuant to the terms and conditions thereof to the extent that such Transferred Employees would have been eligible for such benefits under such Plans and Arrangements as of the Closing Date had such Transferred Employees retired from Seller’s employment on the Closing Date.

Section	7.7 Collective Bargaining Agreement; Plan Contributions. Subject to assignment by the union, Purchaser or an Affiliate of Purchaser will assume and continue in full force and effect the collective bargaining agreements identified in Schedule 4.15(a) solely to the extent covering employees at the North Lawrence plant (collectively, the “CBAs”) effective as of the Closing Date. The employee benefits offered by Purchaser under any assumed CBAs will be as required by such CBAs; provided, however, that Purchaser or an Affiliate of Purchaser may substitute insurance carriers or providers to administer and/or deliver the benefits provided therein where the CBA so permits. Purchaser or the Affiliate of Purchaser continuing such CBAs will have sole responsibility for all obligations and liabilities arising under such CBAs.

(a)	In the event that any withdrawal liability is imposed on Purchaser as a result of acts or failures to act by Purchaser that the Multiemployer Plan concludes constitute a complete or partial withdrawal from the Multiemployer Plan, within the one-year period commencing on the Closing Date, Purchaser and Seller agree that Purchaser will use its best efforts to negotiate the lowest practicable amount thereof, predicated in part and to the extent practicable on satisfying such liability in a single lump sum, subject to Seller’s approval which will not be unreasonably withheld or delayed. Purchaser and Seller further agree that Seller will be responsible for satisfying such liability.

(b)	For so long as Purchaser is obligated to contribute to the Multiemployer Plan pursuant to the applicable CBA, Purchaser will be obligated to contribute to the Multiemployer Plan for substantially the same number of contribution base units for which Seller had an obligation to contribute thereto with respect to Transferred Employees.

(c)	Subject to Section 7.7(d), Purchaser will provide the Multiemployer Plan for a period of five plan years commencing with the first plan year beginning after the Closing Date, a bond issued by a corporate surety company that is an acceptable surety for purposes of ERISA Section 412, or an amount held in escrow by a bank or similar financial institution, satisfactory to the Multiemployer Plan, which bond or escrow will be paid to the Multiemployer Plan if Purchaser withdraws from the Multiemployer Plan, or fails to make a contribution when due, at any time during the first five plan years beginning after the Closing Date, in an amount equal to the greater of:

(i)	the average annual contribution required to be made by Seller to the Multiemployer Plan with respect to Transferred Employees with respect to the operations under the applicable CBA for the three plan years preceding the plan year in which the Closing Date occurs, which average annual contribution is $________ (such amount to be provided prior to the Closing), or

(ii)	the annual contribution that Seller was required to make to the Multiemployer Plan with respect to the operations under the applicable CBA for the last plan year prior to the plan year in which the Closing Date occurs, which annual contribution is $________ (such amount to be provided prior to the Closing).

(d)	In lieu of providing the bond or escrow contemplated by Section 7.7(c), Purchaser may obtain a waiver, exemption, or variance of the requirement under ERISA that it provide such bond.

(e)	If Purchaser withdraws from the Multiemployer Plan in a complete withdrawal, or a partial withdrawal with respect to operations covered by the applicable CBA, during the first five plan years beginning after the Closing Date, Purchaser will be primarily liable to the Multiemployer Plan, and Seller will be secondarily liable to the Multiemployer Plan for any withdrawal liability Seller would have had to the Multiemployer Plan with respect to the operations covered by the applicable CBA (but for ERISA Section 4204) if the liability of Purchaser with respect to the Multiemployer Plan is not paid.

(f)	Seller will transfer payroll data relating to all Transferred Employees from Seller’s payroll system to Purchaser’s payroll system as soon as practicable prior to the Closing Date or such other time as agreed by the parties. To assist Purchaser to convert Transferred Employees onto Purchaser’s employee benefit programs, Seller will transfer to Purchaser the date of birth, date of hire, current base salary, address, zip code, social security number and other similar benefits related payroll data relating to Transferred Employees as soon as practicable after each becomes a Transferred Employee, or such earlier time as agreed by the parties. To the extent permitted by applicable law, Seller concurrently will transfer all electronically maintained personnel history and payroll data of the Transferred Employees to Purchaser. Prior to the Closing, Purchaser’s human resources personnel may meet with those Seller employees who are to become Transferred Employees, at reasonable times and upon reasonable notice, to discuss human resources and benefits-related matters related to the transactions contemplated by this Agreement.

Section	7.8 No Third Party Beneficiaries. No provision of this ARTICLE VII will create any third party beneficiary or other rights in any employee or former employee (including any beneficiary or dependent thereof) of Seller or of any of its Affiliates in respect of continued employment (or resumed employment) with either Purchaser or any of its Affiliates and no provision of this ARTICLE VII will create any such rights in any such Persons in respect of any benefits that may be provided, directly or indirectly, under any Seller Employee Benefit Plan or Benefit Arrangement or any plan or arrangement which may be established by Purchaser or any of its Affiliates.

Section	7.9 Non-Solicitation.

(a)	Except as set forth in Section 7.1(a), and, during the 30-day period immediately following the Closing Date, except for the individuals listed on Schedule 7.9(a), for one year following the Closing Date Purchaser and its Affiliates will not (i) directly or indirectly solicit or seek to induce any employee of Seller or any of its Affiliates to leave his or her employment or position with Seller or any of its Affiliates or (ii) hire any individual who was an employee of Seller or any of its Affiliates within 90 days prior to the date of such hire.

(b)	For one year following the Closing Date, Seller and its Affiliates will not (i) directly or indirectly solicit or seek to induce any Transferred Employee to leave his or her employment or position with Purchaser or any of its Affiliates or (ii) hire any individual who was an employee who worked exclusively in the Business within 90 days prior to the date of such hire, except for the individuals listed on Schedule 7.9(a).

        Notwithstanding the foregoing, the restrictions set forth in this Section 7.9 will not prohibit either party or its respective Affiliates from: (i) hiring any individual who contacts a party or its respective Affiliates on his or her own initiative without any direct or indirect solicitation by or encouragement from such hiring party, (ii) advertising employment opportunities in any national newspaper, trade journal or other publication in a major metropolitan area or any third-party Internet website posting, or negotiating with, offering employment to or employing any individual contacted through such medium, (iii) participating in any third-party hiring fair or similar event open to the public or negotiating with, offering employment to or employing any individual contacted through such medium or (iv) soliciting, negotiating with, offering employment to or employing any individual at any time (A) following 90 days after the termination by such individual of his or her employment with a party or any of its Affiliates or (B) at any time after the termination by a party or any of its Affiliates of such individual’s employment with such party or any of its Affiliates.

ARTICLE VIII

CONDITIONS TO CLOSING

Section	8.1 Conditions to Purchaser’s Obligations. The obligation of Purchaser to consummate the transactions contemplated by this Agreement is conditioned upon the satisfaction or waiver, at or prior to the Closing, of the following conditions, provided, however, that Purchaser may not rely on the failure of any of the following conditions in this Section 8.1 to be satisfied if such failure was caused by Purchaser’s failure to act in good faith or to use commercially reasonable efforts to cause the Closing to occur, as required by Section 6.3.

(a)	Representations and Warranties. The representations and warranties set forth in ARTICLE IV will be true and correct in all respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date (except to the extent that such representations and warranties expressly relate to a specific date in which case such representations and warranties will be true and correct as of such date), except in every case for such inaccuracies in, breaches of and omissions from such representations and warranties as would not have, individually or in the aggregate, a Material Adverse Effect or materially and adversely affect Seller’s ability to consummate the transactions contemplated hereby or to perform its obligations hereunder.

(b)	Covenants. Seller will have performed in all material respects all of the covenants and agreements required to be performed by it under this Agreement at or prior to the Closing.

(c)	Permits. Seller will have transferred to Purchaser all Permits included in the Acquired Assets, to the extent transferable, and Purchaser will have obtained all other material Permits not otherwise listed on Schedule 4.12 or Schedule 4.16 (each, as supplemented) and which are necessary to operate the Business immediately following the Closing in the Ordinary Course of Business.

(d)	Deliveries. The Seller will have made the deliveries required by Section 3.2(a).

(e)	No Prohibition. No statute, rule, regulation or executive order or judgment, decree, temporary restraining order, preliminary or permanent injunction or other order enacted, entered, promulgated, enforced or issued by any Governmental Authority, or other legal restraint or prohibition will be in effect that would be reasonably expected to prevent the consummation of the transactions contemplated hereby.

(f)	Antitrust and Government Approvals. Any waiting period (and any extension thereof) under the HSR Act applicable to the transactions contemplated hereby will have expired or will have been terminated, and all other filings with, notices to and consents, authorizations and approvals of any Governmental Authority that are required for the consummation of the transactions contemplated hereby or the ownership and operation of the Business by Purchasers on and after the Closing will have been made and obtained.

(g)	Title Insurance. Purchaser will have received, at Purchaser’s sole cost and expense, an ALTA Owner’s Extended Coverage Policy of Title Insurance from Commonwealth Land Title Insurance Company (the “Title Company”) insuring good and indefeasible fee simple title to the Real Property subject only to the Permitted Encumbrances, and without exception for mechanic’s liens or survey matters (except as shown on the survey furnished in accordance with Section 3.2(a)(x) if not objected to) with the endorsements (to the extent available in the State of New York) reasonably requested by Purchaser.

Section	8.2 Conditions to Seller’s Obligations. The obligation of Seller to consummate the transactions contemplated by this Agreement is conditioned upon the satisfaction or waiver, at or prior to the Closing, of the following conditions, provided, however, that Seller may not rely on the failure of any of the following conditions in this Section 8.2 to be satisfied if such failure was caused by Seller’s failure to act in good faith or to use commercially reasonable efforts to cause the Closing to occur, as required by Section 6.3.

(a)	Representations and Warranties. The representations and warranties set forth in ARTICLE V will be true and correct in all respects as if made on and as of the Closing Date (except to the extent that such representations and warranties expressly relate to a specific date in which case such representations and warranties will be true and correct as of such date), except in every case for such inaccuracies in, breaches of and omissions from such representations and warranties as would, individually or in the aggregate, materially and adversely affect Purchaser’s ability to consummate the transactions contemplated hereby or to perform its obligations hereunder.

(b)	Covenants. Purchaser will have performed in all material respects all of the covenants and agreements required to be performed by it under this Agreement at or prior to the Closing.

(c)	No Prohibition. No statute, rule, regulation or executive order or judgment, decree, temporary restraining order, preliminary or permanent injunction or other order enacted, entered, promulgated, enforced or issued by any Governmental Authority, or other legal restraint or prohibition preventing the consummation of the transactions contemplated hereby will be in effect.

(d)	Antitrust and Government Approvals. Any waiting period (and any extension thereof) under the HSR Act applicable to the transactions contemplated hereby will have expired or will have been terminated, and all other filings with, notices to and consents, authorizations and approvals of any Governmental Authority that are required for the consummation of the transactions contemplated hereby will have been made and obtained.

ARTICLE IX
SURVIVAL AND INDEMNIFICATION

Section	9.1 Survival. All representations and warranties contained in this Agreement will survive the Closing Date; provided, however, that the representations and warranties of the parties set forth in ARTICLE IV and ARTICLE V of this Agreement will terminate eighteen months after the Closing Date, except for: (a) the representations and warranties of the Seller contained in Section 4.10(a) (Title to Assets) to the extent relating to title, which will survive indefinitely, (ii) Section 4.13 (Taxes) and Section 4.14 (Employee Benefit Plans) which will terminate 30 days following the expiration of the applicable statute of limitations or extension thereof, and (iii) Section 4.16 (Environmental) which will terminate on the fifth anniversary of the Closing Date; provided, however, that any claims of a breach of any such surviving representation or warranty made in good faith and provided to the other party in a written notice given prior to such termination date will survive such date to the extent of the facts alleged in such claim. The covenants and agreements contained herein to be performed or complied with after the Closing (other than the covenant and agreement to indemnify against breaches of certain representations and warranties, which will survive only until the expiration of the underlying representation and warranty) will survive the execution and delivery of this Agreement, the Closing and the consummation of the transactions contemplated hereby.

Section	9.2 Indemnification.

(a)	Indemnification by Seller. Subject to the limitations set forth in Section 9.3, Seller will indemnify Purchaser, its Subsidiaries and their respective officers, directors, employees and agents (the “Purchaser Indemnified Parties”) against, and hold them harmless from, any loss, liability, assessment, Tax, fine, penalty, claim, damage, expense or cost of mitigation actually suffered or paid (including reasonable legal fees and expenses, including those incurred in enforcing any rights under this Article IX) (“Damages”) arising from:

(i)	Any inaccuracy in or breach of any representation or warranty of Seller (or an Affiliate of Seller) in this Agreement (including the representations and warranties set forth in Section 4.16) or the Ancillary Agreements;

(ii)	Any breach of any covenant by Seller (or an Affiliate of Seller) set forth in this Agreement or the Ancillary Agreements; and

(iii)	Any Excluded Liability, whether or not set forth or disclosed on any Schedule hereto.

(b)	Indemnification by Purchaser. Subject to the limitations set forth in Section 9.3, Purchaser will indemnify Seller, its Subsidiaries and their respective officers, directors, employees and agents, against, and hold them harmless from, any Damages arising from:

(i)	Any inaccuracy in or breach of any representation or warranty of Purchaser in this Agreement or the Ancillary Agreements;

(ii)	Any breach of any covenant by Purchaser set forth in this Agreement or the Ancillary Agreements; and

(iii)	Any Assumed Liability.

Section	9.3 Limitations on Indemnification.

(a)	Seller will not be required to indemnify any Purchaser Indemnified Party pursuant to Section 9.2(a)(i) for any individual item where the Damages relating thereto for which Seller would otherwise be required to indemnify the Purchaser Indemnified Parties are less than $20,000 (“De Minimis Claims”).

(b)	Seller will not be required to indemnify the Purchaser Indemnified Parties pursuant to Section 9.2(a)(i) (other than with respect to breaches of Section 4.10(a), to the extent relating to title and Section 4.13 (Taxes)) unless the aggregate amount of Damages (including all De Minimis Claims) for which Seller would otherwise be required to indemnify the Purchaser Indemnified Parties exceeds $500,000, and in such case Seller will only be required to indemnify the Purchaser Indemnified Parties for Damages in excess of the first $500,000 of aggregate Damages.

(c)	Notwithstanding anything to the contrary contained in this Agreement, the maximum amount of Damages for which Seller will be obligated to indemnify the Purchaser Indemnified Parties under Section 9.2(a)(i) (other than with respect to breaches of Section 4.10(a) (Title to Assets) to the extent relating to title, Section 4.13 (Taxes) and Section 4.14 (Employee Benefit Plans)) or under Section 9.2(a)(iii) for any Excluded Liabilities which are Environmental Liabilities, will be $14,750,000.

(d)	Except as otherwise expressly set forth in Section 9.3(c), the limitations in Section 9.3(a), Section 9.3(b) and Section 9.3(c) will not be applicable to any right of indemnification that is asserted under Section 9.2(a)(ii) or Section 9.2(a)(iii), even if such right to indemnity could also have been asserted under Section 9.2(a)(i).

(e)	Seller’s obligations to indemnify any Purchaser Indemnified Party pursuant to (x) Section 9.2(a)(i) for any inaccuracy in or breach of Section 4.16 or (y) Section 9.2(a)(iii) for any Excluded Liabilities which are Environmental Liabilities, will be further subject to the provisions of this Section 9.3(e):

(i)	Purchaser agrees that it will not, and will use commercially reasonable efforts to ensure that each of its Affiliates will not, directly or indirectly, communicate orally or in writing with any Governmental Authority relating to any actual or potential Environmental Liabilities for which Seller may be obligated to indemnify a Purchaser Indemnified Party under this Agreement; provided, that in the event Purchaser believes in good faith that such communication is required by any law, Purchaser will notify Seller, to the extent practicable, in advance of making any such communication and will give Seller a reasonable period of time to either make such communication itself or to provide a written opinion that such communication is not legally mandated.

(ii)	Purchaser agrees that it will not, and will use its reasonable efforts to ensure that its Affiliates will not, knowingly initiate or undertake any action (including any environmental investigation) that causes or exacerbates any Environmental Liabilities for which Seller may be obligated to indemnify a Purchaser Indemnified Party under this Agreement, except in circumstances where inaction would place Purchaser in violation of Environmental Laws, and provided that, in all non-emergency situations, the Purchaser will first have given the Seller notice and a reasonable opportunity, to the extent practicable, to prevent or remedy the violation or other matter, it being the intent of the parties that Seller’s indemnification obligations under Section 9.2(a) with respect to Environmental Liabilities will be limited to actions that are either required by Environmental Laws or mandated by any Government Authority having jurisdiction or by other third-party claims.

(iii)	With respect to any audit, investigation, remediation, cleanup, removal action, corrective action or other similar action relating to any Hazardous Substance Release or contamination or to any correction or remedy of any violation of Environmental Laws (each, a “Remedial Action”), the Seller will be deemed to have satisfied its obligation to indemnify a Purchaser Indemnified Party under Section 9.2(a) so long as the remedy (A) complies with applicable Environmental Laws, (B) is acceptable to the applicable Governmental Authority if approval by such Governmental Authority will be necessary, or, if no such approval is required, would reasonably be expected to be acceptable to an applicable Governmental Authority, and (C) is commercially reasonable and cost-effective based upon the Business as conducted at the time of the Closing Date; provided, that this Section 9.3(e)(iii) will not be construed as a waiver of any requirement that the party undertaking investigative or corrective action first obtain the approval of the Governmental Authority having jurisdiction over such matters. Notwithstanding anything to the contrary in this Agreement, any costs incurred by or on behalf of Purchaser that are in excess of those reasonably required to meet applicable Environmental Law obligations and standards will be borne by Purchaser and will not be indemnified or reimbursed by Seller under this Agreement.

(iv)	With respect to any Environmental Liability for which a Purchaser Indemnified Party seeks any indemnification pursuant to Section 9.2(a), Seller will be entitled to control and appoint lead counsel and consultants at its own expense for any related defense, or investigation or other Remedial Action reasonably acceptable to Purchaser, and Seller and its agents and designees will have the right, subject to Purchaser’s consent pursuant to Section 9.3(e) (v), to enter the Real Property during normal business hours for the purpose of conducting any environmental inspection, audit, test, remediation, or for any other purpose deemed reasonably necessary by Seller to fulfill its obligations under this Agreement; provided that Seller will not unreasonably interfere with the normal business operations conducted by Purchaser at the Real Property, and Purchaser or its Affiliates will be entitled to participate in such defense, investigation or remedial action, for each case, at its own expense. Such participation will include: (A) receiving copies of all reports, work plans and analytical data submitted to Governmental Authorities, any other non-privileged documents and correspondence materially bearing on the Environmental Liability, and notices of material meetings; (B) the opportunity to attend and participate in such material meetings; (C) the right of reasonable consultation with Seller and its consultants; and (D) the right to approve in writing in advance (which approval will not be unreasonably withheld or delayed) all budgets for the Environmental Liability (subject to Section 9.3(e)(iii)(C) above), all material contracts related thereto, the submission of any cleanup plan or any similar material action relating to the Environmental Liability and any amendment or modification thereof, and the acceptance of any consensual governmental orders or requirements.

(v)	With respect to any Environmental Liability for which Seller exercises its authority under Section 9.3(e)(iv) to control and appoint lead counsel or consultants, Seller will exercise its authority in good faith and in a responsible manner, and any activities conducted in connection therewith will be undertaken promptly and concluded as expeditiously and as economically as practicable using commercially reasonable efforts, subject to the schedules and approvals required by the applicable Governmental Authorities. The parties agree to reasonably cooperate with one another in connection with addressing any Environmental Liability for which any Purchaser Indemnified Party seeks any indemnification pursuant to Section 9.2(a)(iii). Seller will obtain Purchaser’s prior consent by providing, where practicable, five Business Days’ advance notice, before entering any Real Property in connection with Seller’s exercise of its authority under Section 9.3(e)(iv) (which consent will not be unreasonably withheld or delayed). Either party may take such action as is reasonable under the circumstances to respond to an actual or threatened emergency or imminent endangerment situation arising from any Environmental Liability for which any Purchaser Indemnified Party seeks any indemnification pursuant to Section 9.2(a)(iii).

(vi)	Any claim subject to this Section 9.3(e) must be brought prior to the fifth anniversary of the Closing Date.

(f)	In case any event occurs which would otherwise entitle either party to assert a claim for indemnification hereunder, no Damages will be deemed to have been sustained by such party (i) to the extent of any Tax savings actually realized by such party with respect thereto or (ii) with respect to any matter or claim for which such party actually receives indemnification or other recovery from a third party, including an insurance company; provided, that if a party receives any insurance proceeds or other compensation, with respect to such matter or claim after having received any indemnification payment pursuant to this Agreement with respect to such matter or claim, such party will promptly refund and pay to the other party an amount equal to such insurance proceeds, payment or benefit; provided, further, that each party will use commercially reasonable efforts to obtain all insurance proceeds or other payments from third parties that may be available with respect to any Damages with respect to which it may be entitled to indemnification under this Agreement;

(g)	An Indemnifying Party will not be liable under this ARTICLE IX for (i) any Damage which represents the cost of repairs, replacements or improvements insofar as they enhance the value of the repaired, replaced or improved asset above its value on the Closing Date, or (ii) consequential damages, special damages, incidental damages, indirect damages, punitive damages, damages consisting of business interruption or lost profits, damages for diminution in value of the Business or damages computed on a multiple of earnings or similar basis, except that Seller will be liable for Damages that consist solely of lost profits or diminution in value of the Business to the extent caused directly by a willful breach by Seller of the covenants set forth in Section 6.12 or Section 7.9 hereof.

(h)	The amount of any Damages claimed by Purchaser under this ARTICLE IX with respect to Inventory will be reduced to the extent that Purchaser receives the benefit of an adjustment pursuant to Section 2.3 in which the item that is the subject of the indemnification claim was specifically taken into account in the determination of the Final Statement.

(i)	If Purchaser or Seller has actual knowledge of a failure of any condition set forth in Section 8.1 or Section 8.2, respectively, or of any breach by the other party of any representation, warranty or covenant contained in this Agreement, and such party proceeds with the Closing, such party will be deemed to have waived such condition or breach and such party and its successors, assigns and Affiliates will not be entitled to sue for damages or to assert any other rights or remedy for any losses arising from any matters relating to such condition or breach, notwithstanding anything to the contrary contained herein or in any certificate delivered pursuant hereto; provided, however, that the foregoing will not limit in any manner Purchaser’s right to seek indemnification for, or Seller’s obligation to indemnify with respect to any Excluded Liabilities, whether or not disclosed on any schedule hereto.

(j)	To the extent that Seller discharges any claim for indemnification hereunder, Seller will be subrogated to all related rights of Purchaser against third parties.

(k)	Each Indemnified Party will be obligated in connection with any claim for indemnification under Section 9.2 to use commercially reasonable efforts to mitigate Damages upon and after becoming aware of any event which could reasonably be expected to give rise to such Damages.

Section	9.4 Procedure for Indemnification. Any party seeking indemnification under this ARTICLE IX (an “Indemnified Party”) will give each party from whom indemnification is being sought (each, an “Indemnifying Party”) notice of any matter for which such Indemnified Party is seeking indemnification, stating the amount of the Damages, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises. The obligations of an Indemnifying Party under this ARTICLE IX with respect to Damages arising from any claims of any third party which are subject to the indemnification provided for in this ARTICLE IX (collectively, “Third-Party Claims”) will be governed by and contingent upon the following additional terms and conditions: if an Indemnified Party receives, after the Closing Date, initial notice of any Third-Party Claim, the Indemnified Party will give the Indemnifying Party notice of such Third-Party Claim within such time frame as necessary to allow for a timely response and in any event within 30 days of the receipt by the Indemnified Party of such notice; provided, however, that the failure to provide such timely notice will not release the Indemnifying Party from any of its obligations under this ARTICLE IX except to the extent the Indemnifying Party is prejudiced by such failure. The Indemnifying Party will be entitled to assume and control the defense of such Third-Party Claim at its expense and through counsel of its choice (which is reasonably acceptable to the Indemnified Party) if it gives notice of its intention to do so to the Indemnified Party within 30 days of the receipt of such notice from the Indemnified Party (or such earlier date as is required to avoid material prejudice to the Indemnified Party’s defense of such claim); provided, however, that if there exists a conflict of interest (including the availability of one or more legal defenses to the Indemnified Party which are not available to the Indemnifying Party) that would make it inappropriate in the reasonable judgment of the Indemnified Party (upon and in conformity with advice of counsel) for the same counsel to represent both the Indemnified Party and the Indemnifying Party, then the Indemnified Party will be entitled to retain one counsel (plus one local counsel, if necessary), reasonably acceptable to the Indemnifying Party, at the expense of the Indemnifying Party, provided that the Indemnified Party and such counsel will contest such Third-Party Claims in good faith. In the event the Indemnifying Party exercises the right to undertake any such defense against any such Third-Party Claim as provided above, the Indemnified Party will cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, at the Indemnifying Party’s expense, all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party. Similarly, in the event the Indemnified Party is, directly or indirectly, conducting the defense against any such Third-Party Claim, the Indemnifying Party will cooperate with the Indemnified Party in such defense and make available to the Indemnified Party, at the Indemnifying Party’s expense, all such witnesses, records, materials and information in the Indemnifying Party’s possession or under the Indemnifying Party’s control relating thereto as is reasonably required by the Indemnified Party. The Indemnifying Party will not, without the written consent of the Indemnified Party (which will not be unreasonably withheld or delayed), settle or compromise any Third-Party Claim or consent to the entry of any judgment which does not include as an unconditional term thereof the delivery by the claimant or plaintiff to Indemnified Party of a written release from all liability in respect of such Third-Party Claim. No Third-Party Claim which is being defended in good faith by the Indemnifying Party or which is being defended by the Indemnified Party as provided above in this Section 9.4 will be settled by the Indemnified Party without the written consent of the Indemnifying Party.

Section	9.5 Exclusive Remedy. Except (a) with respect to remedies and obligations, including indemnification obligations, that are specifically set forth in the Ancillary Agreements, and (b) for claims for specific performance or injunctive or other equitable relief with respect to a breach of any of the covenants set forth in Section 6.5, Section 6.12 and Section 7.9, the indemnification provided for in this ARTICLE IX will constitute the sole remedy of either party to this Agreement with respect to the Acquired Assets, the Excluded Assets, the Assumed Liabilities, the Excluded Liabilities, the Business or the subject matter of this Agreement and the transactions contemplated hereby, including breaches by the other party to the Agreement of any of the representations, warranties, agreements or covenants contained in the Agreement and any events, circumstances or conditions which are the subject of the representations, warranties, covenants or agreements contained in the Agreement. In furtherance of the foregoing, each party waives, from and after the Closing, to the fullest extent permitted by law, any and all other rights, claims, and causes of action it may have against the other parties or their respective representatives and Affiliates relating to the Acquired Assets, the Excluded Assets, the Assumed Liabilities, the Excluded Liabilities, the Business or the subject matter of this Agreement and the transactions contemplated hereby, other than (a) claims for or in the nature of fraud, (b) claims with respect to obligations, including indemnification obligations, that are specifically set forth in this Agreement or any Ancillary Agreements and (c) claims for specific performance or injunctive or other equitable relief with respect to a breach of any of the covenants set forth in Section 6.5, Section 6.12 and Section 7.9.

ARTICLE X
TAX MATTERS AND CERTAIN PROPERTY EXPENSE APPORTIONMENTS

Section	10.1 Cooperation. After the Closing, Purchaser and Seller will promptly make available or cause to be made available to the other, as reasonably requested, and to any taxing authority, all information, records or documents relating to Tax liabilities and potential Tax liabilities relating to the Business and the Acquired Assets for all periods prior to or including the Closing Date and will preserve all such information, records and documents until the expiration of any applicable statute of limitations or extensions thereof. Each party will bear its own expenses in complying with the provisions of this Section 10.1.

Section	10.2 Taxes Generally. Except as otherwise set forth in this Agreement, Seller will be liable for all Taxes, whether or not accrued, assessed or currently due and payable, (a) of Seller or (b) relating to the operation or ownership of the Business or the Acquired Assets for any Tax period (or portion thereof) ending on (or with respect to any taxable period beginning on or prior to and ending after the Closing Date (a “Straddle Period”), deemed to end on) or prior to the Closing Date.

Section	10.3 Transfer Taxes.

(a)	Notwithstanding anything to the contrary contained herein, Purchaser and Seller will each be liable for 50% of all sales (including bulk sales), use, value added, documentary, stamp, gross receipts, registration, transfer, conveyance, excise, recording, license and other similar taxes and fees (“Transfer Taxes”) arising out of or in connection with or attributable to the transactions effected pursuant to this Agreement; provided, that if the entity purchasing the Acquired Assets is not a “United States Person” within the meaning of Section 7701(a)(30) of the Code, Purchaser will bear 100% of all Transfer Taxes imposed by a foreign Governmental Authority (including Canadian GST, QST, PST or other similar value added tax). The party required to file and pay Tax Returns with respect to any particular Transfer Tax will make such timely payment and filing, and the other party will pay 50% of any such Transfer Tax 10 days after delivery of evidence of such payment and filing.

(b)	Purchaser and Seller will cooperate with each other in attempting to minimize Transfer Taxes, if any.

(c)	Purchaser will provide to Seller, and Seller will provide to Purchaser, all exemption certificates with respect to Transfer Taxes that may be provided for under applicable Law. Such certificates will be in the form, and will be signed by the proper party, as provided under applicable Law.

Section	10.4 Property Expense Apportionment. The following items relating to the Acquired Assets will be apportioned at the Closing in an equitable manner as of the close of business of the day immediately preceding the Closing Date (the “Adjustment Date”) so that the income and expense items with respect to the period up to and including the Adjustment Date will be for Seller’s account and the income and expense items with respect to the period after the Adjustment Date will be for Purchaser’s account. For purposes of this Section, the term “equitable manner” will mean that Seller will be allocated such items based on a fraction, the numerator of which is the number of days in the applicable period ending on the Adjustment Date and the denominator of which is the total number of days in such period, and Purchaser will be allocated the remainder:

(a)	General and special real estate and other ad valorem taxes and assessments and other state or local taxes, fees, charges and assessments in respect of real estate on the basis of the fiscal year for which assessed. If the Closing Date will occur before the tax rate or assessment is fixed for any fiscal year, the apportionment of such taxes and payments at Closing will be based upon the most recently ascertainable tax bills; provided, that Purchaser and Seller will recalculate and re-prorate said taxes and payments and make the necessary cash adjustments promptly upon the issuance, and on the basis, of the actual tax bills received for any such fiscal year and the amount of any payments in lieu of tax made with respect to any such fiscal year.

(b)	Personal property taxes, if any, on the basis of the fiscal year for which assessed. If the Closing Date will occur before the tax rate or assessment is fixed for any fiscal year, the apportionment of such taxes and payments at Closing will be based upon a reasonable estimate mutually agreed upon by Purchaser and Seller; provided, that Purchaser and Seller will recalculate and re-prorate said taxes and make the necessary cash adjustments promptly upon the issuance, and on the basis, of the actual tax bills received for any such fiscal year.

(c)	Utility charges and other apportionments and adjustments as are customarily apportioned upon the transfer of real and personal property in the county and state in which the subject property is located.

(d)	To the extent any taxes described in subparagraphs (1) or (2) above are adjusted as a result of any governmental Tax audit or administrative or court proceeding initiated by a governmental entity or agency with jurisdiction over the properties, Purchaser and Seller will recalculate and re-prorate such taxes and make the necessary cash adjustments promptly upon the resolution of such audit or proceeding.

(e)	Rent expense.

ARTICLE XI
TERMINATION

Section	11.1 Termination. Anything herein or elsewhere to the contrary notwithstanding, this Agreement may be terminated and the transactions contemplated herein may be abandoned at any time prior to the Closing only:

(a)	By the mutual consent of Seller and Purchaser;

(b)	By either Seller or Purchaser, if any Governmental Authority will have issued an order, decree or ruling or taken any other action, in each case permanently restraining, enjoining or otherwise prohibiting the material transactions contemplated by this Agreement such order, decree, ruling or other action will have become final and non-appealable;

(c)	by Purchaser if any condition in Section 8.1 has not been satisfied as of March 31, 2005 or if satisfaction of such condition is or becomes impossible (other than through the failure of Purchaser to comply with its obligations under this Agreement) and Purchaser has not waived such condition on or before March 31, 2005; or

(d)	by Seller if any condition in Section 8.2 has not been satisfied as of March 31, 2005 or if satisfaction of such condition is or becomes impossible (other than through the failure of Seller to comply with its obligations under this Agreement) and Seller has not waived such condition on or before March 31, 2005.

Section	11.2 Effects of Termination. If this Agreement is terminated by Seller or Purchaser pursuant to Section 11.1, written notice thereof will forthwith be given to the other and all further obligations of the parties under this Agreement (other than pursuant to Section 7.9(a), this Section 11.2 and Section 12.1, Section 12.2, Section 12.3, Section 12.4, Section 12.5, Section 12.6, Section 12.9 and Section 12.11, all of which will continue in full force and effect) will terminate without further action by any party and without liability or other obligation of either party to the other party hereunder; provided, however, that no party will be released from liability hereunder if this Agreement is terminated and the transactions abandoned by reason of any willful breach of this Agreement.

ARTICLE XII
MISCELLANEOUS

Section	12.1 Expenses. Whether or not the transactions contemplated hereby are consummated, and except as otherwise expressly provided herein, the parties will pay all of their own costs and expenses relating to the transactions contemplated by this Agreement, including the costs and expenses of their respective counsel, financial advisors and accountants.

Section	12.2 Notices. Any notice or other communications required or permitted under this Agreement will be sufficiently given if delivered in person, transmitted via facsimile (but only if followed by transmittal by recognized overnight courier or hand delivery), or sent by registered or certified mail, postage prepaid, or recognized overnight courier service addressed as follows:

(a) If to Purchaser:	Integrated Brands, Inc. 4175 Veteran’s Memorial Highway 3rd Floor Ronkonkoma, NY 11779 Attn: David J. Stein Fax: (631) 737-9792
with a copy to:	Goodwin Procter LLP 599 Lexington Avenue New York, NY 10022 Attn: Lori S. Smith Fax: (212) 355-3333
(b) If to Seller:	Kraft Foods Global, Inc. 3 Lakes Drive Northfield, IL 60093-2753 Attn: General Counsel Fax: (847) 646-2950
with a copy to:	Schiff Hardin LLP 6600 Sears Tower Chicago, Illinois 60606 Attn: Paul A. Rahe Fax: (312) 258-5600

        or such other addresses or numbers and/or addressee as are furnished in writing by either party, and such notice or communication will be deemed to have been given (a) as of the date so personally delivered or transmitted via facsimile, (b) on the third Business Day after the mailing thereof or (c) on the first Business Day after delivery by recognized overnight courier service.

Section	12.3 Governing Law; Consent to Jurisdiction.

(a)	The construction of this Agreement, and all matters relating hereto, will be governed by the laws of the State of Illinois applicable to contracts made and to be performed entirely within the State of Illinois without giving effect to any conflict of law provisions, except that, notwithstanding clause (b) below, the Federal Arbitration Act, 9 U.S.C. Section 1-16, will govern all issues relating to the arbitrability and arbitration of any claim or dispute relating to, and any interpretation of, Section 2.3 and the enforcement of any determination pursuant thereto.

(b)	Each of the parties agrees that any legal action or proceeding with respect to this Agreement may be brought in the federal and state courts located in Cook County, Illinois, and, by execution and delivery of this Agreement, each party irrevocably submits itself in respect of its property, generally and unconditionally, to the exclusive jurisdiction of those courts in any such legal action or proceeding. Each of the parties irrevocably waives any objection which it may now or hereafter have to venue and jurisdiction in such courts. Each party consents to process being served in any such action or proceeding by the mailing of a copy thereof to the address set forth in Section 12.2 below its name and agrees that such service upon receipt will constitute good and sufficient service of process or notice thereof. Nothing in this paragraph will affect or eliminate any right to serve process in any other manner permitted by law.

Section	12.4 Waiver of Jury Trial. THE PARTIES IRREVOCABLY WAIVE THEIR RESPECTIVE RIGHTS TO TRIAL BY JURY OF ANY CAUSE OF ACTION, CLAIM, COUNTERCLAIM OR CROSS-COMPLAINT IN ANY ACTION OR OTHER PROCEEDING BROUGHT BY EITHER PARTY AGAINST THE OTHER PARTY OR PARTIES WITH RESPECT TO ANY MATTER ARISING OUT OF, OR IN ANY WAY CONNECTED WITH OR RELATED TO, THIS AGREEMENT OR ANY PORTION THEREOF, WHETHER BASED UPON CONTRACTUAL, STATUTORY, TORTIOUS OR OTHER THEORIES OF LIABILITY. EACH PARTY REPRESENTS THAT IT HAS CONSULTED WITH COUNSEL REGARDING THE MEANING AND EFFECT OF THE FOREGOING WAIVER OF ITS RIGHT TO A JURY TRIAL.

Section	12.5 Entire Agreement; Amendment. This Agreement, including the Exhibits, Schedules, Ancillary Agreements and other documents referred to herein which form a part hereof, contains the entire understanding of the parties with respect to the subject matter contained herein and therein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter. This Agreement may not be amended except by a written instrument executed by the parties.

Section	12.6 Parties in Interest. This Agreement may not be transferred, assigned, pledged or hypothecated by either party (whether by operation of law or otherwise) without the prior written consent of the other party; provided, however, that Purchaser may, prior to Closing, assign its rights and obligations under this Agreement and any of the Ancillary Agreements to one of its Affiliates provided that no such assignment will relieve Purchaser of its obligations hereunder or thereunder. This Agreement will be binding upon and will inure to the benefit of the parties and their respective successors and permitted assigns.

Section	12.7 Interpretation. The table of contents and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes,” “including” or similar expressions are used in this Agreement, they will be understood be followed by the words “without limitation”. The phrase “made available” in this Agreement will mean that the information referred to has been made available if requested by the party to whom such information is to be made available. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event of an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

Section	12.8 Certain Definitions.

(a)	“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

(b)	“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by law to be closed in the City of Chicago, Illinois.

(c)	“Claims” means any claim (including any cross-claim or counterclaim), demand, investigation, cause of action, suit, default, assessment, litigation, third party action, arbitral proceeding or proceeding by or before any Governmental Authority or any other Person.

(d)	“Knowledge” means, with respect to the Seller, the actual knowledge, without duty to investigate, of the existence or non-existence of a fact by the Persons listed on Schedule 12.8(d).

(e)	“Material Adverse Effect” means any change, effect, event or occurrence that is materially adverse to, or has a materially adverse effect on, the business, financial condition or results of operations of the Business, taken as a whole, or the Acquired Assets or the Assumed Liabilities other than any change, effect, event or occurrence to the extent (i) resulting from general economic, financial, regulatory or market conditions, (ii) resulting from conditions or circumstances generally affecting the industries in which the Business operates (but excluding from such exception any conditions or circumstances to the extent resulting directly from changes in laws, rules or regulations which would materially and adversely affect the Business), (iii) attributable to actions or omissions of Purchaser or its Affiliates (other than as expressly contemplated by this Agreement or consented to by Seller in writing) or (iv) resulting from the public announcement of the transactions contemplated herein or in any other agreement or document executed and delivered in connection with this Agreement.

(f)	“Ordinary Course of Business” means the ordinary course of business of the Existing Business, consistent with past practice.

(g)	“Person” means any individual, trustee, firm, corporation, partnership, limited liability company, trust, joint venture, bank, Government Authority, trust or other organization or entity.

(h)	“Subsidiary” means, with respect to any Person, any other Person, whether incorporated or unincorporated, of which (i) such Person or any other Subsidiary of such Person is a general partner (excluding such partnerships where such Person or any Subsidiary of such Person does not have a majority of the voting interest in such partnership) or (ii) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such Person is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries.

Section	12.9 Third Party Beneficiaries. Each party intends that this Agreement will not benefit or create any right or cause of action in or on behalf of any Person other than the parties to this Agreement; provided, however, that notwithstanding this Section 12.9, the provisions of ARTICLE IX will inure to the benefit of the Persons identified therein, and may be enforced by such Persons and their respective heirs and personal representatives.

Section	12.10 Schedules. Unless otherwise defined therein, all capitalized terms used in the schedules will have the meanings ascribed to them in this Agreement, and all section references in the schedules refer to the corresponding section of this Agreement. The attachments to the schedules form an integral part of the schedules and are incorporated by reference for all purposes as if set forth fully therein. No reference to or disclosure of any item or other matter in the schedules will be construed as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in the schedules. No disclosure in the schedules relating to any possible breach or violation of any agreement, law or regulation will be construed as an admission or indication that any such breach or violation exists or has actually occurred.

Section	12.11 Waiver. Except as otherwise provided in this Agreement, any failure of either of the parties to comply with any obligation, covenant, agreement or condition herein may be waived by the party entitled to the benefits thereof only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section	12.12 Severability. If any provision of this Agreement or the application of any such provision to any Person or circumstance is held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or the application of such provision to any other Persons or circumstances.

Section	12.13 Counterparts; Delivery by Facsimile. This Agreement may be executed in two or more counterparts, all of which taken together will constitute one instrument, and will become effective when one or more such counterparts have been signed by each of the parties and delivered to the other party. Executed signature pages delivered by facsimile will be treated in all respects as original signatures.

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        IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed, all as of the date first above written.

KRAFT FOODS GLOBAL, INC.
By: Name: Title:
INTEGRATED BRANDS, INC.
By: Name: Title: